Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sustainable Lumber, Inc.
1140 Frank Oakes Rd
McComb, MS 39648
modern-mill.com

Up to $4,999,999.12 in Class 1 Common Stock at $1.88
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Sustainable Lumber, Inc.
Address: 1140 Frank Oakes Rd, McComb, MS 39648
State of Incorporation: DE
Date Incorporated: October 09, 2018

Terms:

Equity

Offering Minimum: $9,999.72 | 5,319 shares of Class 1 Common Stock
Offering Maximum: $4,999,999.12 | 2,659,574 shares of Class 1 Common Stock
Type of Security Offered: Class 1 Common Stock
Purchase Price of Security Offered: $1.88
Minimum Investment Amount (per investor): $376.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Call Right Upon liquidation event

The Company has established a Call Right related to shares of Class 1 Common Stock sold in this offering. The Call Right allows the Company, at its sole discretion and at any time prior to a "Liquidation Event" (i.e. sale, merger, or consolidation of the Company) to require holders of Class 1 Common Stock to sell all or a portion of their shares back to the Company at a price that is three (3) times the purchase price paid for the shares of Class 1 Common Stock.

Investment Incentives & Bonuses*

<u>Loyalty Bonus | 10% Bonus Shares</u>

As a Modern Mill employee or Community Member, you are eligible for 10% bonus shares + a merch package.

<u>Time-Based Investment Incentives</u>

Early Bird 1

Invest $1,000+ within the first two weeks and receive 5% bonus shares + a Modern Mill hat.

Early Bird 2

Invest $5,000+ within the first two weeks and receive 10% bonus shares, a Modern Mill t-shirt, and a sample kit/

Early Bird 3

Invest $10,000+ within the first two weeks and receive 15% bonus shares, a Modern Mill hoodie, and a sample kit.

Early Bird 4

Invest $20,000+ within the first two weeks and receive 20% bonus shares, a 10% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

Early Bird 5

Invest $50,000+ within the first two weeks and receive 25% bonus shares + Dinner for you and a guest with one of our founders in a major US city of your choice in 2025, a 20% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

<u>Amount-Based Investment Incentives</u>

Tier 1

Invest $1,000+ and receive a Modern Mill Hat.

Tier 2

Invest $5,000+ and receive 5% bonus shares, a Modern Mill t-shirt, and a sample kit.

Tier 3

Invest $10,000+ and receive 10% bonus shares, a Modern Mill hoodie, and a sample kit.

Tier 4

Invest $20,000+ and receive 15% bonus shares + a 10% discount on your first Modern Mill retail order up to $100,000.

Tier 5

Invest $50,000+ and receive 20% bonus shares + Dinner for you and a guest with one of our founders in a major US city of your choice in 2025, a 20% discount on your first Modern Mill retail order up to $100,000, and a sample kit.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Sustainable Lumber, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class 1 Common Stock at $1.88 / share, you will receive 110 shares of Class 1 Common Stock, meaning you'll own 110 shares for $188. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Sustainable Lumber, Inc. is the sole owner of Modern Mill, Inc. - a growth stage sustainable building materials startup taking advantage of consumer and builder trends for more innovative and durable products, countering the rising prices of hardwoods, bringing manufacturing back to the US, and increased consumer interest in greener building materials.

Modern Mill manufactures ACRE - a sustainable, eco-friendly wood-alternative that is a 100% tree-free, product with superior aesthetics. ACRE is a "circular" product - manufactured without virgin materials by incorporating upcycled, recycled, repurposed, or reusable materials.

ACRE is made in McComb, Mississippi in a state-of-the-art manufacturing facility. ACRE offers an environmental product declaration (EDP), is Clean Air GOLD certified and contributes LEED points for sustainable construction.

Modern Mill's headquarters are in McComb, Mississippi at a state-of-the-art 250,000 square foot manufacturing facility owned by the Company.

Modern Mill has national distribution, has collaborated with Fortune 500 brands, and has won numerous awards.

Sustainable Lumber, Inc. is a holding company, and its sole asset is 100% ownership of Modern Mill, Inc. As such, the business of Modern Mill, Inc. is the business of the Company. Throughout this Offering Memorandum, unless the context indicates otherwise, we refer to Sustainable Lumber, Inc. and Modern Mill, Inc. collectively as the "Company", "Modern Mill", "we", "us", or "our".

<u>Company Highlights</u>

Our Company has received a number of awards, including:

• Business Intelligence Group Innovation Awards 2025

• ProBuilder 7th Annual Most Valuable Products Award - Gold (2025)

• HBS Dealer Golden Hammer Awards 2024

- Fast Company Most Innovative Companies 2023

- Environmental Finance Sustainable Company Awards 2023

- Architect's Newspaper Best of Products 2023

- Fast Company World Changing Ideas 2022

- Green Builder Sustainable Product of the Year 2022

- Environment + Energy Leader Product of the Year 2022

- ProBuilder Most Valuable Product Awards 2022

Our Products

Utilizing our trademark ACRE wood-alternative, our Company offers a number of products, including siding, trim boards, fencing, sheets, decking, porch boards, as well as accessories and adhesives specifically tailored towards our ACRE products.

Siding and trim products account for the majority of our sales.

Distribution

Our Company utilizes a two-step distribution model. We sell our products primarily to wholesalers or distributors. These wholesalers and distributors then sell our products to retailers, who in turn sell our products to end-users. Our Company has established national distribution for our ACRE products.

Customers

Our customers are the wholesalers and distributors that purchase our products for resale. We sell to our wholesaler and distributor customers on a one-off purchase order basis.

For the year ended December 31, 2023, we had two customers that accounted for approximately 70% of our net revenues, and these two customers accounted for a similar proportion of our revenues for the 2024 fiscal year.

Employees

Our Company has 135 employees as of the date of this Form C (all employed directly at the Modern Mill, Inc.)

Corporate History

Sustainable Lumber, Inc. (Sustainable Lumber) is a Delaware Corporation formed in October 2018. Sustainable Lumber elected to become designated as a Qualified Opportunity Fund in 2018, as defined by the Internal Revenue Service (IRS). As such, they must invest substantially all their assets in Qualified Opportunity Zone real estate or businesses.

In December 2018, Sustainable Lumber formed Modern Mill, Inc. (Modern Mill), a Delaware C-corporation, as a wholly-owned subsidiary. Modern Mill manufactures ACRE, a sustainable wood alternative made from upcycled rice hulls and is located in Fernwood, Mississippi, within an Opportunity Zone, created by the 2017 Tax Cuts and Jobs Act to spur development in economically distressed communities.

Intellectual Property

The Company licenses a patent along with certain know-how and unregistered trade secrets to create the compound that forms the base of its ACRE product and to extrude it into a finished product. The Company licenses this intellectual property pursuant to an irrevocable, royalty-free, 28-year license agreement, entered into in January 2024, with an unrelated third party. The Company has also registered "ACRE" as a trademark with the USPTO.

Competitors and Industry

Industry Overview

We are targeting a $500+ billion total annual serviceable market broken down by the following verticals:

- Decking and porches ($13B)*

- Siding, cladding, and column wraps ($24B)**

- Trim ($20B)***

- Outdoor adjacencies ($53B)****

- Shutters and fencing ($13B)*****

- Millwork ($35B)*****

- Indoor living (ceiling panels, furniture, cabinets) ($300B)*****

- Experience and event marketing ($52B)********

* US Wood and Competitive Decking 2023 Freedonia Group Report

** Siding Market - GMI Global Market Insights - 2023 Report

*** Global Molding and Trim Market Size By Product, By Application, By Geographic Scope And Forecast

**** $33 Billion US Outdoor Living Products Market: Historical Data (2019, 2020) and Forecasts (2021 and 2025) published by ResearcandMarkets.com & data from Statista on Outdoor Furniture - United States - 2025.

***** U.S. Fencing Market Size, Share & Trends Analysis Report By Material (Metal, Wood, Concrete, Plastic & Composites), By Application, By Region, And Segment Forecasts, 2022 - 2030 (Grand View Research) & Window Shutters Global Market Report 2025 (The Business Research Company)

****** Millwork in the US - Market Size (2005–2031) - IBISworld

******* Statista "Furniture - United States" - 2025 Data and 2018 NKBA and Farnsworth Cabinetry Market Report (2018)

******** PQ Media's Global B2C & B2B Experiential Marketing Forecast 2024-2028 (Marketing Dive)

We believe our ACRE products can compete for a share of each of these market verticals.

<u>Our Competitors</u>

Our primary competitors include other composite material manufacturers, such as Trex and Azek, which offer alternative solutions for decking and other outdoor applications. Additionally, we face competition from natural woods, including cedar, teak, ipe, and mahogany, which are often sought for their aesthetic appeal and durability.

We believe our primary competitive advantage is that we are the only stainable composite in the market.

Current Stage and Roadmap

We are a growth-stage sustainable building materials startup with national distribution and over $19,000,000 in net revenues for the year ended December 31, 2023.

We are focused on growing our already established markets, continuing to expand across the United States and globally, and on making Modern Mill a household name in the building materials industry.

We want to reach production capacity at our current facility and build a second manufacturing facility to meet demand as we grow.

The Team

Officers and Directors

Name: Chris Guimond

Chris Guimond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Secretary, Chairman of the Board of Directors
  Dates of Service: October, 2018 - Present
  Responsibilities: As CEO, Chris is responsible for setting the company's strategic vision, overseeing operations, and ensuring efficient production while maintaining quality and sustainability standards. He leads the executive team in executing the Company's business objectives. With over 20 years of experience in the manufacturing industry, Chris is well versed in many areas of engineering from raw materials development to practical applications and is responsible for overseeing all aspects of the business including sales, purchasing, and manufacturing. (Note - Chris is specifically CEO of Modern Mill, Inc., and President and Secretary of Sustainable Lumber. He is a Director of both entities.)

Other business experience in the past three years:

- Employer: Gigantic Holdings LLC

Title: Manager
Dates of Service: March, 2021 - Present
Responsibilities: Chris is a part owner of Gigantic Holdings LLC, and also provides limited management services to the Company on a periodic basis (Approximately 1 hour per month)

Name: David Guimond

David Guimond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Vice President, and Asst. Secretary, Director
  Dates of Service: October, 2018 - Present
  Responsibilities: With more than 20 years of industry experience, David is responsible for overseeing all aspects of the Compnay's financial operations including purchasing, sales, logistics and management of key supplier and customer relationships. (Note - David is specifically CFO of Modern Mill, Inc., and Vice President and Asst. Secretary of Sustainable Lumber. He is a Director of both entities.)

Other business experience in the past three years:

- Employer: Gigantic Holdings LLC
  Title: Manager
  Dates of Service: March, 2021 - Present
  Responsibilities: David is a part-owner and manager of Gigantic Holdings LLC, and provides limited periodic management services to this entity - approximately 1 hour per month.

Name: Mitch Lynn

Mitch Lynn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2023 - Present
  Responsibilities: As a member of the board of directors, Mitch is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the Company operates in the best interests of its shareholders. Mitch brings over 45 years of wholesale warehousing and business experience to the Company.

Name: Jon Gilbert

Jon Gilbert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2023 - Present
  Responsibilities: As a director of the Company, Jon is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the company operates in the best interests of its shareholders. With more than 3 decades of business experience, Jon brings a wide variety of expertise to the Company in his capacity as a director.

Name: Nick Oliva

Nick Oliva's current primary role is with Oliva & Associates CPA. Nick Oliva currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2023 - Present
  Responsibilities: As a director, Nick is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the company operates in the best interests of its shareholders.

Other business experience in the past three years:

- Employer: Oliva & Associates CPA
  Title: Founder and Partner
  Dates of Service: February, 1993 - Present
  Responsibilities: As Founder and Partner of Oliva and Associates, Nick is responsible for the management of this firm. Since founding the firm in 1993, Nick has leveraged his comprehensive knowledge base to support a diverse range of clients with expert tax planning, preparation, and strategic services.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Sustainable Lumber, Inc. involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to make a profit or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The shares of our Company that you purchase through this crowdfunding campaign is subject to SEC limitations on transfer, as well as contractual limitations on transfer that investors must agree to via the Subscription Agreement in order to invest in this offering. While SEC regulations do not allow stock sold under Regulation CF to be resold for a period of one year, investors in this offering will not be able to resell their shares of Class 1 Common Stock until the Company completes a registered IPO, unless the Company otherwise consents and such a sale would be valid under applicable securities laws. There is no guarantee the Company will ever successfully complete a registered IPO offering. Investors should carefully read the Subscription Agreement to understand the restrictions on transfer applicable to purchasers of the Company's Class 1 Common Stock in this offering.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial

statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The Company is vulnerable to hackers and cyber-attacks

We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors and customers. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The Company Has a Relatively Limited Operating History and Has Not Yet Generated Profits.

Sustainable Lumber, Inc. was incorporated under the laws of the State of Delaware in October 2018. In December 2018, Sustainable Lumber Inc. incorporated Modern Mill, Inc. as a wholly-owned subsidiary. As such, the Company has been in operation in its current form since December 2018. The Company has incurred net losses since inception, and generated net losses of $11,423,751 for the year ended December 31, 2023 and $15,139,163 for the year ended December 31, 2022. There is no assurance that the Company will ever become profitable or generate sufficient revenues to operate its business or pay dividends to its stockholders.

The Auditor Has Included a "Going Concern" Note in the Audited Financial Statements.

The Independent Accounting Firm that audited the Company's financial statements included with this Form C for the fiscal years ended December 31, 2023 and 2022 included a note expressing substantial doubt about the Company's ability to continue as a going concern. The Company may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company Cannot Raise Sufficient Funds, It May Not Succeed.

We are offering shares of our Class 1 Common Stock in the amount of up to $5,000,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow and carry out its plan of operations, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not be able to continue sustaining its operations through the capital invested in the Company by our founders and/or its revenues from operations. If the Company manages to raise only the minimum amount of funds sought in this offering, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Adverse economic conditions and reduced spending on outdoor living and home exteriors could negatively impact demand for our products and harm our business.

Demand for our products is significantly influenced by general economic conditions and consumer spending on outdoor living spaces and home exteriors. Factors such as high interest rates, inflation, housing affordability, consumer confidence, and levels of residential and commercial renovation or construction activity directly impact the demand for our products. In particular, elevated interest rates and inflation may increase the cost of home improvement projects and reduce access to home equity financing, which could lower spending on renovations and new construction. Adverse changes in these or other factors, such as governmental funding for institutional projects or reduced commercial activity, could negatively affect our sales, financial condition, and operating results.

Disruptions in raw material supply, quality, or pricing could harm our operations and financial performance.

We depend on various raw materials, including petrochemical resins, reclaimed materials, and additives, to manufacture our products, and we source some of these from single or limited suppliers. Supply chain disruptions, material shortages, or price increases, whether due to extreme weather, global conflicts, economic instability, or supplier issues, could increase costs, delay production, or force us to seek alternative suppliers, which may be more expensive or unavailable. While we take steps to mitigate these risks through supplier diversification, recycling, and cost management, we may not fully offset these impacts, potentially harming our profitability, competitive position, and operations.

Loss of key distributors or wholesalers could negatively impact our sales and financial performance.

Our sales and results depend on maintaining strong relationships with our network of distributors and wholesalers, including key distributors and wholesalers who collectively account for a significant portion of our net revenues. During the year ended December 31, 2023, two customers accounted for approximately 70% of our total net revenues. If we fail to forecast demand, meet production schedules, or offer competitive pricing, these distributors and wholesalers may reduce orders, terminate relationships, or seek alternative products, which could have a material negative impact on our operations.

Loss of Key Personnel or Difficulty Hiring Qualified Staff Could Impact Operations

Our Company's success depends on retaining skilled employees and attracting qualified new hires, particularly in technical and leadership roles. There is no guarantee that Company's key personnel will continue to stay with the Company in the near or long-term. Loss of key personnel or challenges in hiring sufficient talent could hinder our ability to operate efficiently, innovate, and execute our growth strategies, potentially impacting our competitiveness and business performance.

Dependence on Third-Party Patent Protection Could Expose the Company to Competitive Risks

The Company relies on an irrevocable, royalty-free, 28-year license agreement, entered into in January 2024, with an unrelated third party. This agreement grants the Company the right to use a patent, along with certain know-how and unregistered trade secrets, to create the compound that forms the base of its ACRE product and to extrude it into a finished product. The Company depends on the patent owner to enforce and protect the value of the patent, including prosecuting against infringement. If the patent owner fails to adequately protect the patent or enforce its rights, competitors could exploit the technology covered by the patent, potentially harming the Company's competitive position and operations.

We operate in a competitive business environment. If we are unable to compete effectively, our sales would suffer and our business, financial condition and operating results would be adversely affected.

We operate in a competitive business environment, and we compete with multiple companies with respect to each of our products – many of which have financial, production, marketing and other resources that are significantly greater than ours. While we have established business relationships with many of our distributors and wholesalers, we generally do not have long-term contracts with these customers. Accordingly, any failure to compete effectively, including as a result of the various factors described below, could cause our customers to cease purchasing our products or rapidly decrease our sales. We compete with other composite material manufacturers, such as Trex and Azek, which offer alternative solutions for decking and other outdoor applications. Additionally, we face competition from suppliers of natural woods, including cedar, teak, ipe, and mahogany, which are often sought for their aesthetic appeal and durability. Our ability to grow relies in part on the continued conversion in demand from traditional wood products to our engineered products, and our business could suffer if this conversion does not continue, or reverses, in the future. If we are unable to compete successfully it could have a material adverse effect on our business, financial condition and results of operations.

Product quality issues, recalls, or liability claims could harm our business and reputation.

Our success depends on maintaining high-quality products at acceptable costs. Any issues with product quality, performance, or manufacturing processes—particularly as we introduce new products, incorporate new materials, or increase the use of recycled materials—could harm our reputation, reduce demand, and impact profitability. We also face risks from product liability claims, recalls, or warranty issues, which could result in significant costs, adverse publicity, and damage to our brand. While we conduct product testing to minimize risks, unanticipated issues may arise, and any uninsured losses could materially affect our business and financial results.

We provide product warranties and, if our product warranty obligations were significantly in excess of our reserves, our business, financial condition and results of operations could be materially and adversely affected.
We offer limited lifetime warranties on our products, subject to various limitations. Management estimates warranty reserves, based on factors such as historical warranty costs and short- and long-term warranty trends by product line, as a proportion of sales by product line. Management also considers various relevant factors, including, but not limited to, our stated warranty policies and procedures, as part of the evaluation of our warranty liability. Because warranty issues may surface later in the life cycle of a product, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles, and we cannot be sure that our warranty reserves will be adequate for all warranty claims that arise. Material warranty obligations, including, but not limited to, those in excess of our reserves, could have a material adverse effect on our business, financial condition and results of operations.

Challenges in managing manufacturing processes could disrupt operations and adversely affect our business.
Our business relies on effectively managing manufacturing processes to ensure we can meet production quality and quantity requirements. These efforts often require significant investments and planning, and any delays, inefficiencies, or unanticipated challenges—such as production issues, higher costs, or difficulties scaling operations—could reduce efficiency, increase expenses, and disrupt operations. Additionally, our plans for growth entail expanding our current operations. Expanding capacity or launching new products may initially result in lower yields, delays, or back-orders, which could harm customer relationships and financial results. If we fail to achieve anticipated efficiencies or cost savings, our business and results of operations could be materially impacted.

We depend on third parties for transportation services, and the lack of availability of and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations.
Our business depends on the transportation of both finished goods to our distributors and other customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely on third parties for transportation of these items. The availability of these transportation services is subject to various risks, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards and interstate transportation regulations. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel. Any material delays and challenges, including increases to freight and shipping costs and our ability to secure sufficient quantities of flatbed trucks and railcars necessary for our operations, both with respect to our procurement of raw materials and our delivery of our products, may result in a material adverse effect on our business, financial condition or results of operations.

The Company's Failure to Comply with Financial Covenants Under Certain of its Loan Agreements Could Have Adverse Consequences
The Company is subject to restrictive financial covenants under the terms of certain of its loan agreements, including requirements to maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million. The Company must also maintain a debt service coverage ratio greater than 1.2 to 1.0. If the Company fails to comply with these financial covenants, an event of default could occur, potentially resulting in accelerated repayment obligations, foreclosure on collateral that secures these loans, additional penalties, or other adverse consequences, such as the loss of access to capital or restrictions on future business activities. While the Company believes it is currently in compliance with all covenants under these loans, there is no guarantee the Company will remain in compliance with these covenants or that further amendments will be available. Any such failure to comply could materially and adversely affect the Company's financial condition, liquidity, and operations.

You will not have voting rights in the Company.
The Class 1 Common Stock being issued in this offering has no voting rights. As a result, you will not have the ability to influence the outcome of any matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. You must rely on the officers, directors, and voting stockholders of the Company for the management of the Company.

The Company's Management Has Discretion as to Use of Proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class 1 Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion

the investors must depend.

Issuances Under Our Stock Incentive Plan May Dilute the Ownership Interests of Our Stockholders
Our Company has adopted stock incentive plans, pursuant to which we may grant equity awards, including stock options, restricted stock units, and other equity-based compensation, to our employees, executive officers and directors. The issuance of shares under our stock incentive plans would result in dilution to existing stockholders. Future grants and exercises of stock options, vesting of restricted stock units, or other equity awards would also increase the number of shares of our Company outstanding, which may reduce the percentage ownership of investors in this offering, and dilute the value of your investment. While equity-based compensation is an important tool for attracting and retaining talent, excessive dilution resulting from these issuances could have a material adverse effect on your investment by reducing your relative ownership in the Company.

Future Fundraising May Affect the Rights of Investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. In addition, interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our Class 1 Common Stock that we are selling in this offering. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Investors who are married will be required to deliver a spousal consent to the Proxy Voting Agreement.
The Company requires that certain married investors be required to provide a spousal consent to the Proxy Voting Agreement. Married investors in "community property states" (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin, or Puerto Rico) are required to provide the consent of their spouse to entering into the Proxy Voting Agreement because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this Offering, the spouse taking possession of the shares will be bound by the terms of the Proxy Voting Agreement, providing certainty to the Company for the enforcement of the agreement. The Company requires that the spousal consent be provided to the Company within 30 days of confirmation of an investment in the Company. While non-receipt of a spousal consent may result in equitable remedies pursuant to the Proxy Voting Agreement, it is not a condition of the investment or being a stockholder of the Company. This means that investors whose shares are transferred by reason of dissolution of marriage or death of the investor may be in breach of the Proxy Voting Agreement if no spousal consent was provided to the Company.

The Company intends to evaluate potential mergers, acquisitions, or other strategic transactions, the consummation of which may not benefit investors in this offering.
Modern Mill is committed to exploring strategic opportunities that could enhance shareholder value and support our long-term growth objectives. As part of this commitment, we have engaged (or reasonably expect to do so on or around the launch of this crowdfunding campaign) an investment bank to assist us in evaluating potential mergers, acquisitions, or other strategic transactions. This engagement is a proactive step in identifying opportunities that align with our mission and business goals. It is crucial for investors participating in our crowdfunding campaign to recognize that while we are actively pursuing these strategic opportunities, there is no certainty that any M&A process will be completed. The exploration of strategic alternatives is complex and subject to numerous factors beyond our control, including market conditions, regulatory approvals, and the interests of potential partners. More importantly, investors in this crowdfunding campaign need to be aware that the interests of various stakeholders, including equity holders, creditors, and other parties, may differ and could influence the outcome of any strategic transaction. Stakeholders that invested at lower valuations or in earlier rounds may be more incentivized to approve a transaction at a lower price than investors at higher valuations. While all stakeholders have an interest in maximizing value, investors in this crowdfunding campaign should know there is a real possibility of, as of the launch of this crowdfunding campaign and based on certain indications of value and interest, the Company engaging in a transaction at a valuation that may not provide such investors with a financial return or even be sufficient to distribute an amount equal to their investment. The potential impact on crowdfunding investors will depend on the specific terms and structure of any transaction that might occur. We encourage investors to consider these factors carefully and to consult with their financial advisors when making investment decisions.

Obligations to holders of the Company's Preferred Stock May Limit Returns to Investors in This Offering
The Company has issued shares of Preferred Stock that are entitled to cumulative, accruing dividends (the "Accruing Dividends"), which must be paid in priority to any distributions to holders of Common Stock, including the Class I Common Stock offered in this Regulation Crowdfunding offering. These Accruing Dividends accrue daily, whether or not declared by the Board of Directors, and are cumulative. These Accruing Dividends must be paid in full, together with the return of the Original Issue Price of the Preferred Stock, before any dividends or distributions may be made to holders of Common Stock, including the Class 1 Common Stock being offered in this Regulation Crowdfunding campaign. As of March 24, 2025, the Company had approximately $103 million in outstanding obligations to holders of Preferred Stock, consisting of approximately $82.5 million in return of capital (Original Issue Price) and approximately $20 million in accrued and unpaid dividends. These obligations represent a substantial liquidation preference and must be fully satisfied before any investor in

this offering would be entitled to receive dividends, distributions, or proceeds from a sale, merger, or liquidation of the Company. Accordingly, there is a significant risk that investors in this offering may not receive any return on their investment unless and until the Preferred Stockholders have received full payment of their Accruing Dividends and return of capital. In a downside scenario or exit transaction with a valuation below the aggregate Preferred Stock preference, investors in this offering could lose their entire investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Guimond	60,000,000	Class B Common Stock	
Chris Guimond	100,000	Series A Preferred Stock	45.7%
Chris Guimond	21,304	Series B Preferred Stock	
David Guimond	60,000,000	Class B Common Stock	
David Guimond	100,000	Series A Preferred Stock	45.7%
David Guimond	21,304	Series B Preferred Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Convertible Note, and Class 1 Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,659,574 of Class 1 Common Stock.

Class A Common Stock

The amount of security authorized is 447,714,450 with a total of 40,931,250 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

Material Rights

The amount outstanding of Class A Common Stock includes 2,201,250 shares that may be issued upon the exercise of outstanding options. The amount outstanding of Class A Common Stock does not include shares reserved for issuance under the Company's stock plans.

Class B Common Stock

The amount of security authorized is 120,000,000 with a total of 120,000,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

Material Rights

Conversion Rights

Optional Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) at the option of the holder at any time.

Mandatory Conversion. Upon any transfer of Class B Common Stock, each such transferred share shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock.

Preferred Stock

The amount of security authorized is 116,993,670 with a total of 0 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Note - the Company's has designated 42,0000,000 shares of the authorized Preferred Stock of the Company as "Series A Preferred Stock", 33,000,000 shares of the authorized Preferred Stock of the Corporation as "Series B Preferred Stock", and

25,882,800 shares of the authorized Preferred Stock as "Series C Preferred Stock". Because the rights of each of these Series are substantially similar, we refer to each of the Series A, B, and C Preferred Stock collectively as "Preferred Stock" herein, unless noting a specific right of a particular Series of Preferred Stock of the Company.

Dividend Preference. From the date of issuance, dividends accrue daily and are cumulative on the Company's Preferred Stock as follows: (i) 8% per annum of the Original Issue Price for Series A Preferred Stock; and (ii) 4% per annum of the Original Issue Price for Series B and Series C Preferred Stock. Accruing Dividends are payable only when, as, and if declared by the Board of Directors, and the Company is not obligated to pay such dividends unless declared. The Company may not declare or pay dividends on Common Stock unless all accrued and unpaid dividends on the Preferred Stock have been paid. Once the holders of Preferred Stock have received aggregate distributions equal to the Original Issue Price plus all accrued but unpaid dividends, the Preferred Stock will participate in Common Stock dividends on an as-converted basis. The "Original Issue Prices" are $0.66667 per share for Series A, $1.33333 per share for Series B, and $1.54543 per share for Series C, each subject to adjustment for stock splits, dividends, and similar recapitalization.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock are entitled to receive, on a pari passu basis, a preferential payment equal to one times the applicable Original Issue Price plus any accrued but unpaid dividends, before any distributions are made to holders of Common Stock. If the Company's assets are insufficient to fully satisfy these amounts, the available assets will be distributed ratably among the Preferred Stockholders based on the amounts they are entitled to receive. After full payment of the liquidation preferences to the Preferred Stockholders, any remaining assets or proceeds will be distributed pro rata to holders of Preferred Stock and Common Stock, as if all such shares were converted to Class A Common Stock.

Optional Conversion Rights. Each share of Preferred Stock is convertible at the option of the holder at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Prices" are equal to $0.66667 per share for Series A, $1.33333 per share for Series B, and $1.54543 per share for the Series C, each subject to adjustment for stock splits, dividends, and similar recapitalization.

Mandatory Conversion: Upon either (a) the closing of the sale of shares of capital stock of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the vote of the majority of the Preferred Stock and Common Stock outstanding (voting as a single class), all outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate.

Anti-Dilution Rights. The Company's Certificate of Incorporation includes provisions for adjusting the Conversion Price of Preferred Stock to account for dilutive issuances of Common Stock or securities convertible into Common Stock. These adjustments ensure that the Preferred Stockholders maintain their proportional equity value in the event of new issuances at a price below the current Conversion Price. The key terms are as follows:

- Dilutive Issuances: Any new shares of Common Stock, or securities convertible into Common Stock, issued after the Original Issue Date of the Series C Preferred Stock at a price below the current Conversion Price triggers a reduction in the Conversion Price of the Preferred Stock.

-Exempted Securities: Certain issuances are excluded from this adjustment, including shares issued as stock splits, dividends, or approved plans (e.g., equity compensation plans, strategic partnerships, or acquisitions).

- Calculation of Adjustments: Adjustments to the Conversion Price are calculated using a formula that considers the number of shares outstanding, the price of new issuances, and the aggregate consideration received.

- Options and Convertible Securities: The Company deems shares issuable under options or convertible securities as issued when determining adjustments. Subsequent amendments to the terms of these securities that increase dilution may trigger additional adjustments.

- Multiple Issuance Adjustments: If related issuances occur within a 90-day period, the Conversion Price adjustment is calculated as if all issuances happened on the first issuance date.

In addition to the above rights, the Company's Preferred Stockholders have also entered into Investor Rights Agreements and Voting Agreements with the Company, the terms of which are summarized below.

Investors' Rights Agreement

* Registration Rights: The holders of Series A Preferred may, any time after the earlier of (i) five (5) year after the date the agreement was entered into by the stockholder; or (ii) six (6) months after the effective date of the registration statement related to the Company's underwritten public offering of its Common Stock under the Securities Act of 1933, as amended, require the Company to file a S-1 or S-3 registration statement registering for resale the shares held by these holders if a sufficient percentage of the holders make such a demand (which is 85% for the S-1, and 30% for the S-3).

* Right of First Offer: Subject certain terms and conditions, if the Company proposes to offer or sell any "New Securities" - i.e. equity securities of the Company - the Company shall first offer such New Securities to each holder of the Series A Preferred Stock.

<u>Voting Agreement</u>

* Board Composition: Each holder of Preferred Stock of the Company agrees to vote, or cause to be voted, all shares owned by such Stockholder necessary to ensure that Christopher Guimond and David Guimond are Directors of on the Board, so long as they each own 5% or more of the outstanding capital stock of the Company (on an as-converted to Common Stock basis).

* Increase Authorized Common stock. The Company's Preferred Stockholders agree to vote all shares they own or control, as necessary, to increase the number of authorized shares of Common Stock of the Company.

* Drag Along: In the event of a Sale of the Company—defined as a transaction where a party acquires more than 50% of the Company's voting power - if approved by (i) holders of more than 50% of the outstanding Common and Preferred Stock (voting as a single class on an as-converted basis) and (ii) the Board of Directors all stockholders agree to vote their shares as required to approve and effect the Sale of the Company.

Series A Preferred Stock

The amount of security authorized is 42,000,000 with a total of 36,195,000 outstanding.

Voting Rights

(See "Preferred Stock" Description Above)

Material Rights

(See "Preferred Stock" Description Above)

Series B Preferred Stock

The amount of security authorized is 33,000,000 with a total of 29,033,055 outstanding.

Voting Rights

(See description of "Preferred Stock")

Material Rights

(See description of "Preferred Stock").

Series C Preferred Stock

The amount of security authorized is 25,882,800 with a total of 12,941,400 outstanding.

Voting Rights

(See description of "Preferred Stock")

Material Rights

(See description of "Preferred Stock")

Convertible Note

The security will convert into Series b preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,451,514.00
Maturity Date: December 07, 2027
Interest Rate: 0.05%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: These notes are convertible at any time at the option of the holder into shares of the Company's Series B Preferred Stock. If the holder of the note does not exercise the right to voluntarily convert the notes, the notes automatically convert at the earliest of December 2, 2027 or upon a "trigger" event (such as an IPO by the Company), as defined in the loan agreements.

Material Rights

There are no material rights associated with Convertible Note.

Class 1 Common Stock

The amount of security authorized is 3,585,511 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class 1 Common Stock.

Material Rights

Call Right Upon liquidation event

The Company has established a Call Right related to shares of Class 1 Common Stock. The Call Right allows the Company, at its sole discretion and at any time prior to a "Liquidation Event" (i.e. sale, merger, or consolidation of the Company) to require holders of Class 1 Common Stock to sell all or a portion of their shares back to the Company at a price that is three (3) times the purchase price paid for the shares of Class 1 Common Stock. Please review exhibit F and your subscription agreement for complete details.

Grant of Proxy

Investors in this offering will be required to agree to be party to a Proxy Voting Agreement by and among the Company and the other Class 1 Stockholders of the Company, a copy of which is included as Exhibit A to the Subscription Agreement investors will sign in order to purchase shares in this offering. Pursuant to the Proxy Voting Agreement, investors in this offering will agree:

• To vote all shares as directed by the Proxyholder (as defined further below) in elections of directors (including removal of directors, as applicable).

• To vote as instructed by the Proxyholder on key matters, including:

    - Approved Sales (Acquisitions, mergers, asset sales, etc.), which may require you to sell all of your shares in the Company

    - Certificate Amendments (amendments to the Company's charter).

• To grant the Proxyholder an irrevocable proxy to vote your shares

• To waive their right to a jury trial with respect to disputes arising from the Proxy Voting Agreement

The "Proxyholder" is the Company's President or, if the Company has no President in office, any other officer designated by the Board of Directors. The Proxy Voting Agreement will be binding upon successors and assigns. Any transfer (sale, gift, etc.) of shares of Class 1 Common Stock must be approved by the Proxyholder and the Company – and the transferee must agree in writing to be bound by the Proxy Voting Agreement.

Transfer Restrictions

Investors in this offering will be bound by the terms of the Subscription Agreement, which prohibits resales of the Company's Class 1 Common Stock prior to the effectiveness of a registration statement filed by the Company under the Securities Act of 1933, unless otherwise permitted by the Company pursuant to a valid exemption under the Securities Act of 1933.

Please review exhibit F and your subscription agreement for complete details.

What it means to be a minority holder

As a minority holder of Class 1 Common Stock of the Company, you will have no voting rights with respect to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have no influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $24,130,000.00
  Number of Securities Sold: 2,413,000
  Use of proceeds: Payment of the fee for the license agreement for the patent and other trade secrets related to our ACRE product, as well as the acquisition the land and construction of the manufacturing facility in Mississippi that serves as our headquarters.
  Date: February 01, 2020
  Offering exemption relied upon: 506(b)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $38,572,208.00
  Number of Securities Sold: 1,935,537
  Use of proceeds: Expanding the manufacturing capacity at the Mississippi plant.
  Date: July 01, 2022
  Offering exemption relied upon: 506(b)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $20,000,000.00
  Number of Securities Sold: 862,761
  Use of proceeds: Expand manufacturing capacity with new equipment, increase sales and marketing efforts, and build a second manufacturing facility to meet demand.
  Date: July 01, 2024
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $1,451,514.00
  Use of proceeds: Expand manufacturing capacity at the Mississippi plant.
  Date: December 08, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Unaudited Financials: Please note that all financial reports or figures in this statement from after December 31, 2024 have not been audited and interim results subject to change.

Net Revenues: The Company generated $19,062,315 in net revenues for the year ending December 31, 2023 – a 60% increase compared to net revenues of $11,878,362 for the year endin December 31, 2022. Revenues in both periods were primarily comprised of sales of our ACRE products – primarily, our siding and trim ACRE products. The Company believes this increase revenue was primarily the result of the Company generating a greater return on our sales and marketing efforts, more consumers becoming aware of ACRE, and existing customers purchasing more ACRE to meet rising demand for durable, sustainable, and made-in-the-USA building materials.

For the year ending December 31, 2024, the Company generated $18,925,825 in net revenues, a 0.7% decrease from the prior year. However, gross revenues for the same period increased by 2.4%, from $19,991,557 in 2023 to $20,471,799 in 2024. The primary reason for the difference in trend from management's perspective is due to the prioritization of finite resources into manufacturing vs sales. In 2023 and going into 2024, the Company had a production problem, with unreasonably long lead times and an inability to timely meet demand. The Company made significant investments in equipment (capital expense of $1,937,052 in 2024) and personnel to improve these inefficiencies and now believes these production challenges are solved. However, that focus on production in turn meant there were not enough resources dedicated to sales and business development, which resulted in effectively flat sales from 2023 to 2024. The Company is now making those investments and expects substantial improvement in gross sales (and therefore net revenue) in 2025. To date in 2025, unaudited financials from Q1 2025 show gross revenues of $5,820,750 and net revenues of $5,269,325, representing increases vs the same period in 2024 of approximately 22% and 21%, respectively.

Cost of Goods Sold: Cost of Goods Sold ("COGS") for the year ending December 31, 2023 were $19,729,712 – a 36% increase compared to $14,530,798 for the year ended December 31, 2022. Direct COGS remained relatively stable from December 31, 2022 to December 31, 2023 despite the increase in Net Revenues – however, the Company incurred $3,393,684 worth of costs due to inventory valuation adjustment for the year ending December 31, 2023 which it did not incur for the year ended December 31, 2022, which was a primary contributor to the 36% increase in COGS in 2023. The inventory valuation adjustment was a result of us taking aged and obsolete inventory and making a one-time adjustment to write down inventory scrap to $0 on the balance sheet.

For the year ending December 31, 2024, COGS were $20,406,773, which represents a 3.4% increase in absolute dollars from 2023, which is roughly flat as a percentage of gross sales (98.6% in 2023 vs 99.6% in 2024). There was a large increase in direct COGS vs 2023 as a percentage of sales, due to a temporary increase in labor needed to rework aged inventory created in early manufacturing cycles. These expenses are not expected to repeat in 2025. To date in 2025, unaudited financials from Q1 2025 show COGS of $3,629,624, which is a decrease of nearly $12,000 vs the same period in 2024.

Operating Expenses: Operating expenses for the year ending December 31, 2023 were $11,799,240 – a 3% decrease compared to $12,172,412 for the year ended December 31, 2022. A primary driver of this decrease was a significant reduction in research and development costs incurred in 2023 compared to 2022, as less research and development investment was needed to bring our products to market – which offset modest increases in salaries and benefits expenses incurred in 2023 compared to 2022.

For the year ending December 31, 2024, operating expenses were $11,922,509 – a 1% absolute increase compared to $11,799,240 for the year ended December 31, 2023, but a slight 1% decrease Y/Y as a percentage of sales. To date in 2025, unaudited financials from Q1 2025 show operating expenses of $3,749,653 vs $2,398,535 in the same period in 2024.

Other Income (Expense): The Company had $1,042,886 in other income for the year ending December 31, 2023, compared to other expenses of $314,315 for the year ending December 31, 2022. This was primarily due to a significant increase in investment income in 2023 compared to 2022. In 2023, the Company recognized approximately $957,000 of ERC (Employee Retention Credit) that was offered to employers during the COVID pandemic. The ERC was recognized as other income in June 2023. Additionally, in 2023 the Company had more cash invested in T-Bills than in 2022, which led to increased investment income.

For the year ending December 31, 2024, the Company had $1,251,823 in other income – a 20% increase over prior year. A majority of this income was due to a one-time adjustment for royalties owed on a patent. The Company purchased a royalty-free license, which converted all future royalty payments on its books into income. To date in 2025, unaudited financials from Q1 2025 show other income of $775,742 vs $627,184 in the same period in 2024.

Net Loss. As a result of the foregoing, the Company's net loss for the year ending December 31, 2024 slightly widened by 6.3% to $12,151,634 from $11,423,751 in 2023, which was a substantial improvement of 25% over net loss in 2022 of $15,139,163. To date in 2025, unaudited financials from Q1 2025 show a net loss of of $2,885,695 vs $2,318,484 in the same period in 2024.

Historical results and cash flows:

The Company is currently in a growth stage and is revenue-generating. We believe that historical cash flows are not indicative of future revenue and cash flow expectations due to several factors. In the past, the Company operated without a steady-state environment, faced long lead times of over a year for equipment, and only recently launched new manufacturing lines. Additionally, we have achieved national distribution and are seeing continued benefits from repeat sales to existing customers. Looking ahead, our goal is to scale operations by increasing sales and expanding manufacturing capacity to meet growing demand and improve overall efficiency.

Trends

In 2024, the Company raised $20 million from the sale of shares of its Series C Preferred Stock, which significantly improved the Company's liquidity and allowed it to make the aforementioned investments in the manufacturing process and production efficiency, including new equipment, upgrades to equipment and personnel.

Looking ahead for the rest of 2025 and into 2026, we expect our capital spending on manufacturing to taper off, paired with an increased focus on sales and business development. As of March 31, 2025, the Company expects gross sales to increase increase this year relative to previous years.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company is currently generating revenues, with $18,925,825 in net revenues for the year ending December 31, 2024. The Company's cash and cash equivalents at the end of 2024 were $2,072,389, plus $7,267,550 in available-for-sale debt securities (Treasuries). This compares to $543,459 at the end of 2023, with $9,936,359 in securities. As of March 31, 2025, the Company has approximately $6,847,908 in cash on hand and securities. Apart from revenues from its operations and its cash on hand, the Company does not have other sources of capital it can rely upon for its operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the funds from this offering are critical for its plan of operations, the Company believes it can continue to fund operations from current revenues, prior investment capital, and if necessary, other sources of equity and/or debt.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company does not believe the funds from this campaign are absolutely necessary to its viability. While currently operating at a net loss, the Company believes it could still continue operations without the funds from this Offering, by either reducing our costs, or by seeking investment capital or loans from other sources. If the Company reaches its maximum funding goal under this Offering, such funds (net to the Company) would represent approximately 51% of the total cash on hand as of March 31, 2025 (including securities).

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, it reasonably expects to be able to continue operations for at least 12 months, provided it may need to seek other sources of capital and reduce its operating expenses. To date in 2025, unaudited financials from Q1 2025 show the Company's average monthly burn is approximately $850,000. Therefore, unless the Company raises more than the minimum funding goal of $15,000, the Company will likely seek additional sources of capital and/or may reduce its expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $5,000,000 (gross) we expect the Company will continue to operate for at least 12 months.

The Company estimates its current (as of March 31, 2025) monthly burn rate is approximately $850,000. The Company believes that, in the case of raising the maximum offering amount, the proceeds from the offering, in combination with the Company's revenues and current cash reserves, it would be able to operate for at least the next 12 months without materially changing its current operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital, including future capital raises, equity, debt, existing investors investing more, R&D credits, grants, and lines of credit.

Indebtedness

- Creditor: BIZCAPITAL BIDCO I, L.L.C.
  Amount Owed: $486,548.00
  Interest Rate: 3.25%
  Maturity Date: September 29, 2026
  This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: CDVCA XII, LLC
  Amount Owed: $13,579.00
  Interest Rate: 3.25%
  Maturity Date: September 29, 2026
  This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: CDVCA 14, LLC
  Amount Owed: $2,188,869.00
  Interest Rate: 3.25%
  Maturity Date: September 29, 2026
  This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: CDVCA 21, LLC
  Amount Owed: $3,174,603.00
  Interest Rate: 3.25%
  Maturity Date: December 07, 2026
  This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: MIDWEST COMMUNITY DEVELOPMENT FUND XIV, L.L.C.
  Amount Owed: $1,523,810.00
  Interest Rate: 3.25%
  Maturity Date: December 07, 2026
  This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater

than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: MIDWEST COMMUNITY DEVELOPMENT FUND XIV, L.L.C.
  Amount Owed: $126,984.00
  Interest Rate: 3.25%
  Maturity Date: December 07, 2026
  This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

- Creditor: Pike National Bank
  Amount Owed: $19,434.00
  Interest Rate: 3.49%
  Maturity Date: September 05, 2026
  Secured by the Company's Motor Vehicle

- Creditor: Pike National Bank
  Amount Owed: $1,562,072.00
  Interest Rate: 3.75%
  Maturity Date: October 15, 2025
  Secured by the Company's Manufacturing Facility and Headquarters in Mississippi

- Creditor: Pike National Bank
  Amount Owed: $22,774.00
  Interest Rate: 3.75%
  Maturity Date: February 05, 2026
  Secured by the Company's Fork Lift.

- Creditor: CDVCA 14, LLC
  Amount Owed: $1,256,839.00
  Interest Rate: 0.5%
  Maturity Date: December 02, 2027
  This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

- Creditor: BIZCAPITAL BIDCO I, L.L.C.
  Amount Owed: $50,000.00
  Interest Rate: 0.5%
  Maturity Date: December 02, 2027
  This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

- Creditor: CDVCA Sub-CDE XII, LLC
  Amount Owed: $144,675.00
  Interest Rate: 0.5%
  Maturity Date: December 02, 2027
  This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred

Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

- Creditor: Wells Fargo
  Amount Owed: $22,568.00
  Interest Rate: 1.865%
  Maturity Date: August 16, 2026

- Creditor: Wells Fargo
  Amount Owed: $138,347.00
  Interest Rate: 1.9%
  Maturity Date: August 01, 2029

- Creditor: Great America
  Amount Owed: $20,826.00
  Interest Rate: 3.46%
  Maturity Date: September 05, 2028

- Creditor: Hyster
  Amount Owed: $45,126.00
  Interest Rate: 5.12%
  Maturity Date: June 15, 2027

Related Party Transactions

- Name of Person: Chris Guimond
  Relationship to Company: Officer, Director, Significant Stockholder
  Nature / amount of interest in the transaction: The Company pays rent to Chris Guimond for housing that totaled approximately $97,000 and $69,000 for the years ended December 31, 2023 and 2022, respectively.
  Material Terms: Rent is paid month-to-month by the Company to Chris Guimond for the use of housing owned by Chris Guimond. The Company's headquarters is in a remote area, and the homes are is used by Company personnel for lodging when traveling to the headquarters for work. It is also used a showroom for the Company's ACRE products. There is no formal written agreement setting forth the terms of this arrangement.

- Name of Person: Chris Guimond, Brian Cox, and other executive officers of the Company
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: As of December 31, 2023 and 2022, the Company had $164,264 and $14,150, respectively, in accounts payable to Chris Guimond, Brian Cox, and other executive officers of the Company.
  Material Terms: These accounts payable were primarily expense reimbursements for travel expenses incurred by these individuals in performance of their job duties for the Company.

- Name of Entity: Gigantic Holdings LLC
  Names of 20% owners: Chris and David Guimond
  Relationship to Company: Officers, Directors, Significant Shareholders
  Nature / amount of interest in the transaction: As of December 31, 2023 and 2022, the Company had purchases of $1,670 and $234,164, respectively, related to purchases from an affiliate entity of the Company (Gigantic Holdings LLC), of which Chris and David Guimond are part owners and managers.
  Material Terms: These were purchases for garbage bags (in 2023) and ground protection mats, equipment, spare parts, and additional warehouse storage (in 2022).

Valuation

Pre-Money Valuation: $450,000,001.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis.

In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised

In making this calculation we have not assumed that (i) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,451,514.00 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Additional note: method used to calculate share price is exclusive of accumulated preferred return.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,999.12, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  10.0%
  We intend to use the proceeds from this offering allocated to "Research & Development" for market and customer research, new product development and market testing.

- Inventory
  20.0%
  We intend to use the proceeds from this offering allocated for "Inventory" to purchase inventory for the Company's ACRE products in preparation for meeting increased demand for our product. Specifically, we intend to purchase raw materials and finished goods carrying on the floor to meet 2025 sales projections.

- Operations
  10.0%
  We intend to use proceeds allocated to "Operations" for payment of general overhead expenses incurred in the day-to-day operation of our business, including, but not limited to, repayment of company indebtedness.

- Company Employment
  10.0%
  We intend to use proceeds allocated to "Company Employment" to pay salaries and wages to Company personnel (including compensation to executive officers) for our daily operations, as well to fund additional hires to expand our workforce.

- Marketing
  10.0%
  We intend to use the proceeds from this offering allocated for "Marketing" to fund the Company's marketing efforts for its ACRE products, to help promote awareness of the Company and its brand.

- Working Capital
  28.0%
  We intend to use the proceeds from this offering allocated to "Working Capital" to cover expenses related to our plan of operations, capital expenditures, as well as the ongoing day-to-day operations of the Company.

- Offering Expenses
  4.5%
  We intend to use these proceeds pay certain offering expenses incurred in connection with undertaking this offering, including legal and accounting expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at modern-mill.com (www.modern-mill.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/modernmill

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Sustainable Lumber, Inc.

[See attached]

Sustainable Lumber, Inc. and Subsidiary

Independent Auditor's Report and Consolidated Financial Statements

December 31, 2024 and 2023

Sustainable Lumber, Inc. and Subsidiary
Contents
December 31, 2024 and 2023

Forvis Mazars, LLP
1400 Meadowbrook Road, Suite 300
Jackson, MS 39211
P 601.948.6700 | F 601.948.6000
forvismazars.us



Independent Auditor's Report

Board of Directors
Sustainable Lumber, Inc. and Subsidiary
McComb, Mississippi

Opinion

We have audited the consolidated financial statements of Sustainable Lumber, Inc. and Subsidiary (Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had recurring losses from operations and recurring negative cash flows from operations. Management's evaluation of the conditions and events and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Forvis Mazars, LLP

Jackson, Mississippi
April 16, 2025

Sustainable Lumber, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,072,389	$ 543,459
Available-for-sale debt securities (Note 3)	7,267,550	9,936,359
Accounts receivable, net (Note 4)	237,234	1,571,872
Inventories (Note 5)	6,305,236	7,390,441
Prepaid expenses and other assets	400,785	272,716
Total Current Assets	16,283,194	19,714,847
Property and Equipment, at Cost		
Land	157,197	50,000
Buildings and improvements	4,751,639	1,779,058
Machinery and equipment	18,219,739	16,299,184
Other property and equipment	951,387	968,491
Construction in progress	286,211	3,455,347
	24,366,173	22,552,080
Accumulated depreciation	(7,599,531)	(5,010,911)
Property and Equipment, Net	16,766,642	17,541,169
Other Assets		
Right-of-use (ROU) assets - finance leases	251,530	283,022
Intangible asset, net (Note 6)	5,654,557	8,363,985
Total Other Assets	5,906,087	8,647,007
Total Assets	$ 38,955,923	$ 45,903,023

Sustainable Lumber, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2024 and 2023 **(Continued)**

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,704,510	$ 3,100,851
Accrued expenses and other liabilities	1,409,535	1,763,123
Royalties payable	-	1,086,959
Current portion of finance lease liabilities (Note 8)	65,290	58,318
License agreement payable (Note 6)	-	5,500,000
Current portion of notes payable (Note 7)	9,106,881	9,067,445
Total Current Liabilities	12,286,216	20,576,696
Long-Term Liabilities		
Long-term portion of finance lease liabilities (Note 8)	161,577	220,089
Long-term portion of notes payable (Note 7)	1,421,732	3,031,609
Total Long-Term Liabilities	1,583,309	3,251,698
Total Liabilities	13,869,525	23,828,394
Stockholders' Equity		
Preferred stock, $0.0001 par value, 6,725,520 shares authorized, designated as		
Series A preferred stock, 2,800,000 shares allocated in 2024 and 2023; 2,413,000 shares issued and outstanding outstanding in 2024 and 2023; liquidation preference of $36,807,378 as of December 31, 2024	241	241
Series B preferred stock, 2,200,000 shares allocated in 2024 and 2023; 1,935,537 shares issued and outstanding in 2024 and 2023; liquidation preference of $42,446,362 as of December 31, 2024	194	194
Series C preferred stock, 1,725,000 shares allocated in 2024 and 2023; 862,760 shares issued and outstanding in 2024 and 215,690 shares issued and outstanding in 2023; liquidation preference of $20,519,656 as of December 31, 2024	87	22
Class A common stock, $0.0001 par value, 29,200,000 shares authorized; 2,582,000 shares issued and outstanding at 2024 and 2023	258	258
Class B common stock, $0.0001 par value, 8,000,000 shares authorized; 8,000,000 shares issued and outstanding at 2024 and 2023	800	800
Additional paid-in capital	83,397,154	68,241,812
Other comprehensive income	27,917	19,921
Accumulated deficit	(58,340,253)	(46,188,619)
Total Stockholders' Equity	25,086,398	22,074,629
Total Liabilities and Stockholders' Equity	$ 38,955,923	$ 45,903,023

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Revenues (Note 4)		
Gross revenue	$ 20,471,799	$ 19,991,557
Less discounts and earned rebates	(1,545,974)	(929,242)
Net Revenue	18,925,825	19,062,315
Cost of Goods Sold		
Direct costs	18,301,822	14,746,196
Inventory valuation adjustment	-	3,393,684
Depreciation	2,104,951	1,589,832
Total Cost of Goods Sold	20,406,773	19,729,712
Gross Loss	(1,480,948)	(667,397)
Operating Expenses		
Salaries and benefits	5,973,160	5,915,767
Travel	170,247	490,802
Professional fees	805,261	434,204
Selling, general, and administrative expenses	4,049,688	3,913,221
Research and product development costs	106,766	189,182
Depreciation and amortization	817,387	856,064
Total Operating Expenses	11,922,509	11,799,240
Operating Loss	(13,403,457)	(12,466,637)
Other Income (Expense)		
Interest expense	(568,700)	(561,062)
Investment income	367,686	572,828
Other	1,452,837	1,031,120
Total Other Income	1,251,823	1,042,886
Net Loss	$ (12,151,634)	$ (11,423,751)

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Comprehensive Loss
Years Ended December 31, 2024 and 2023

	2024	2023
Net Loss	$ (12,151,634)	$ (11,423,751)
Other Comprehensive Income (Loss)		
Unrealized appreciation (depreciation) on available-for-sale debt securities	7,996	(32,862)
Comprehensive Loss	$ (12,143,638)	$ (11,456,613)

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2024 and 2023

	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2023	$ 241	$ 194	$ -	$ 1,058	$ -	$ 63,201,995	$ 52,783	$ (34,764,868)	$ 28,491,403
Net loss	-	-	-	-	-	-	-	(11,423,751)	(11,423,751)
Common stock conversion	-	-	-	(800)	800	-	-	-	-
Series C Preferred Stock issuance, net of issuance costs	-	-	22	-	-	4,884,400	-	-	4,884,422
Stock-based compensation	-	-	-	-	-	155,417	-	-	155,417
Unrealized depreciation on available-for-sale debt securities, net of tax	-	-	-	-	-	-	(32,862)	-	(32,862)
Balance, December 31, 2023	241	194	22	258	800	68,241,812	19,921	(46,188,619)	22,074,629
Net loss	-	-	-	-	-	-	-	(12,151,634)	(12,151,634)
Series C Preferred Stock issuance, net of issuance costs	-	-	65	-	-	14,999,924	-	-	14,999,989
Stock-based compensation	-	-	-	-	-	155,418	-	-	155,418
Unrealized appreciation on available-for-sale debt securities, net of tax	-	-	-	-	-	-	7,996	-	7,996
Balance, December 31, 2024	$ 241	$ 194	$ 87	$ 258	$ 800	$ 83,397,154	$ 27,917	$ (58,340,253)	$ 25,086,398

See Notes to Consolidated Financial Statements

7

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Operating Activities		
Net loss	$ (12,151,634)	$ (11,423,751)
Items not requiring (providing) cash		
Depreciation and amortization	2,922,338	2,445,896
Amortization of debt issuance costs	14,460	14,460
Inventory valuation adjustments	-	3,393,684
(Gain) loss on disposal of property and equipment	(17,082)	150,994
Gain on forgiveness of license payable	(1,086,959)	-
Stock-based compensation	155,418	155,417
Provision for credit loss	167,544	199
Changes in		
Accounts receivable	1,167,094	(712,622)
Inventories	1,085,205	(4,473,252)
Prepaid expenses and other assets	(128,069)	13,562
Accounts payable	(1,371,511)	(424,968)
Royalties payable	-	432,203
Deferred revenue - ACE Grant	-	(282,609)
Accrued expenses and other current liabilities	(353,588)	1,287,434
Net Cash Used in Operating Activities	(9,596,784)	(9,423,353)
Investing Activities		
Proceeds from maturities of available-for-sale debt securities	37,766,879	64,070,396
Purchases of available-for-sale debt securities	(35,090,074)	(56,957,823)
Proceeds received on sale of property and equipment	58,671	-
Purchases of property and equipment	(1,951,052)	(2,292,053)
Payments on license agreement	(3,000,000)	-
Net Cash Used in (Provided by) Investing Activities	(2,215,576)	4,820,520
Financing Activities		
Proceeds from issuance of stock	14,999,989	4,884,422
Principal payments on debt	(1,584,901)	(1,219,488)
Principal payments on finance lease liabilities	(73,798)	(36,509)
Net Cash Provided by Financing Activities	13,341,290	3,628,425
Change in Cash and Cash Equivalents	1,528,930	(974,408)
Cash and Cash Equivalents, Beginning of Year	543,459	1,517,867
Cash and Cash Equivalents, End of Year	$ 2,072,389	$ 543,459
Supplemental Cash Flows Information		
Cash paid during the year for interest	$ 554,240	$ 496,517
License agreement asset reduction against licenses payable	$ 2,500,000	$ -
Property and equipment purchases in accounts payable	$ 24,830	$ 138,247

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Sustainable Lumber, Inc. (Sustainable Lumber) is a Delaware Corporation formed in October 2018. Sustainable Lumber elected to become designated as a Qualified Opportunity Fund in 2018, as defined by the Internal Revenue Service (IRS). As such, they must invest substantially all their assets in Qualified Opportunity Zone real estate or businesses.

In December 2018, Sustainable Lumber formed Modern Mill, Inc. (Modern Mill), a Delaware C-corporation, as a wholly-owned subsidiary. Modern Mill manufactures ACRE, a sustainable wood alternative made from upcycled rice hulls and is located in Fernwood, Mississippi, within an Opportunity Zone, created by the 2017 Tax Cuts and Jobs Act to spur development in economically distressed communities.

The compound and finished goods manufactured by Modern Mill are branded ACRE™. Finished goods include sheets, trim and dimensional lumber, and siding. ACRE is cost-efficient, lightweight, highly resistant to expansion and contraction, paintable, stainable, and an environmentally friendly wood alternative.

Collectively, Sustainable Lumber and Modern Mill are referred to herein as "the Company." The Company has secured an exclusive 28-year license to manufacture, distribute, and sell this innovative new wood alternative in North America. See also "Intangible Asset" below, as well as Note 6.

Principles of Consolidation

The consolidated financial statements include the accounts of Sustainable Lumber and Modern Mill. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash and cash equivalent balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company considers uninvested cash held in investment accounts as cash and cash equivalents.

Available-for-Sale Debt Securities

Available-for-sale debt securities consist of U.S. Treasury Notes with varying maturities but all less than one year. See Note 3. Debt securities held by the Company are classified and recorded in the consolidated financial statements as available for sale, which are recorded at fair value, with unrealized gains excluded from earnings and reported in other comprehensive income (loss).

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

When the fair value of securities is below the amortized cost and the Company will not be required to sell the security before recovery of its amortized cost basis, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. If the present value of cash flows expected to be collected from the security are less than the amortized cost basis of the security, an allowance for credit losses (ACL) is recorded for the credit loss, limited to the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss).

| | Accounting Treatment | |
Circumstances of Impairment Considerations	**Credit Component**	**Remaining Portion**
Not intended for sale and more likely than not that the Company will not have to sell before recovery of cost basis	Recognized as an ACL	Recognized in in other comprehensive income (loss)
Intended for sale or more likely than not that the Company will be required to sell before recovery of cost basis	Recognized in earnings	

Accounts Receivable

Accounts receivable are stated at the amount of consideration from customers of which the Company has an unconditional right to receive. The Company provides an ACL, which is based upon a review of outstanding receivables, historical collection information, existing economic conditions, and reasonably supportable economic forecasts.

Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 30 days are considered delinquent. Delinquent receivables are written off when deemed uncollectible by management.

The ACL was approximately $125,000 and $44,000 as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, provision for credit losses related to doubtful accounts receivable, where collectability is not reasonably assured, was approximately $167,000 and $200, respectively.

Inventories

Inventories consist primarily of raw materials, work in progress, and finished goods related to the Company's manufacturing of composite dimension lumber (ACRE) and are stated at the lower of cost or net realizable value. Cost of manufactured inventories and purchased raw materials are determined using the first-in, first-out (FIFO) method. In valuing inventory, the Company is required to make assumptions regarding the level of reserves required to value potentially obsolete or overvalued items at the lower of cost or net realizable value. These assumptions require the Company to analyze the aging of and forecasted demand for its inventory and make judgements regarding future product sales prices.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset. Right-of-use (ROU) assets under finance lease obligations and leasehold improvements are amortized over the shorter of the lease term, or their respective estimated useful lives.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Building and improvements	15 - 30 years
Machinery and equipment	3 - 10 years
Other fixed assets	3 - 7 years

Intangible Asset

The intangible asset with a finite life is being amortized on the straight-line basis over a period of 28 years for an exclusive license agreement (License Agreement) with Resysta International IP GmbH (Resysta). The intangible asset is periodically evaluated as to the recoverability of carrying value. See Note 6.

Long-Lived Assets and Intangible Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets and the intangible asset whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset or intangible asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value, and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset or intangible asset exceeds its fair value. No asset impairment was recognized during the years ended December 31, 2024 and 2023.

Debt Issuance Costs

Debt issuance costs represent costs incurred in connection with the issuance of long-term debt. Such costs are being amortized over the term of the respective debt using the effective interest method.

Revenue Recognition

Revenue is recognized when control of the promised goods is transferred to the Company's customers in an amount that reflects the consideration that it expects to be entitled to in exchange for those goods. The amount and timing of revenue recognition vary based on the nature of the goods provided and the terms and conditions of the customer contract. See Note 4 for additional information about the Company's revenue.

Shipping and Handling Costs

Shipping and handling costs of approximately $996,000 and $1,196,000 for 2024 and 2023, respectively, are included on the consolidated statements of operations, of which approximately $905,000 and $1,065,000 for 2024 and 2023, respectively, are included in cost of goods sold and the remaining within operating expenses.

Stock-Based Compensation

At December 31, 2024 and 2023, the Company has a stock-based employee compensation plan, which is described more fully in Note 11. The Company's accounting policy is to recognize compensation cost net of estimated forfeitures.

Stock Issued for Services

The Company has issued stock to non-employees in exchange for services. These shares are valued at estimated fair value based on current sales of the Company's stock.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance [Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*]. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income (loss), net of applicable income taxes. Other comprehensive income (loss) includes unrealized appreciation (depreciation) on available-for-sale securities.

Leases

The Company evaluates leases at contract inception to determine whether the Company has the right to control use of the identified asset for a period of time in exchange for consideration. If it is determined the Company has the right to obtain substantially all of the economic benefit from use of the identified asset and the right to direct the use of the identified asset, the Company recognizes an ROU asset and lease liability. Also, at contract inception, the Company evaluates the classification of the lease as either an operating lease or a finance lease. Lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company's right to use an underlying asset and are based upon the lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, and lease incentives.

The Company uses the risk-free interest rate (the rate of a zero-coupon U.S. Treasury instrument) at the time of commencement or modification date in determining the present value of lease payments. The risk-free rate is determined using a period comparable with the lease term. The Company assesses the impairment of the ROU asset at the asset group level whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Additionally, the Company combines lease and nonlease components, such as common area and other maintenance costs, and accounts for them as a single lease component in calculating the ROU assets and lease liabilities for its machinery leases.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Note 2.   Management's Consideration of Going Concern Matters

The Company has incurred recurring losses and negative cash flows from operations. Over the past year, the Company's growth has been funded through a combination of capital infusion, bank debt, and lease financing. As of December 31, 2024, the Company had approximately $9,300,000 of unrestricted cash and liquid securities. However, the Company has continued to experience negative operating margins and negative cash flows from operations subsequent to December 31, 2024, which has decreased liquid assets. As a result, it appears probable that the Company will fail modified debt covenants (see Note 7) within 12 months of the date that these consolidated financial statements are available to be issued. Further, it appears probable the Company will not be able to fund obligations as they become due within 12 months of the date that these consolidated financial statements are available to be issued, which raises substantial doubt about the Company's ability to continue as a going concern for one year from the date the consolidated financial statements are issued.

Management believes that in order to boost production, increase sales growth, and provide sufficient liquidity for working capital and capital expenditure needs, additional equity is needed. As a result, during 2024, the Company raised additional capital in the form of a Series C Preferred Stock financing (Series C). In 2024, $15,000,000 in Series C shares were issued.

While management believes the plans implemented by the Company will improve production and sales and that the Company will have access to additional investor funding to meet its obligations for more than one year after the date disclosed in Note 16, there can be no assurance as to the availability or terms upon which such financing might be available.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company's ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 3.   Available-for-Sale Debt Securities

Amounts related to securities, including the amortized cost and approximate fair values, together with gross unrealized gains and losses recognized in accumulated other comprehensive income (AOCI) are as follows as of December 31, 2024 and 2023:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024				
U.S. Treasury notes	$ 7,239,633	$ 27,917	$ -	$ 7,267,550
December 31, 2023				
U.S. Treasury notes	$ 9,916,438	$ 19,921	$ -	$ 9,936,359

All available-for-sale debt securities at December 31, 2024 and 2023 have a contractual maturity date within one year. Expected maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 4.   Revenue Recognition

The Company's sales predominantly are generated from the sale of finished products to customers which contain a single performance obligation, and revenue is recognized at a point in time when ownership, risks, and rewards transfer. Control of the products sold typically transfers to the customer upon shipment. Revenues are recognized in an amount that reflects the net consideration the Company expects to receive in exchange for the goods. The Company reports all amounts billed to a customer in a sale transaction as revenue.

Each customer contract sets forth the transaction price for the products and services purchased under that arrangement. Some customer arrangements include variable consideration, such as discounts that depend upon the customers meeting specified payment terms. The Company uses judgment to estimate the most likely amount of variable consideration at each reporting date. When estimating variable consideration, the Company applies judgment in considering the probability of whether a reversal of revenue could occur and only recognizes revenue subject to this constraint.

The Company's contract terms are less than one year in length and do not have any financing components. Therefore, the Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred.

Charges for shipping and handling fees billed to customers are included in gross revenue, and the corresponding shipping and handling expenses are included in cost of goods sold in the accompanying consolidated statements of operations.

Sales commissions are expensed as incurred, as they are paid within a year. These costs are recorded with direct costs on the consolidated statements of operations. Taxes collected from customers and remitted to government authorities are reported on the net basis and are excluded from sales.

Gross revenues from contracts with customers disaggregated by revenue source consisted of the following at December 31, 2024 and 2023:

	2024	2023
Product sales	$ 19,598,995	$ 18,971,959
Shipping income	872,804	1,019,598
	$ 20,471,799	$ 19,991,557

Contract Balances

The following table provides information about the Company's receivables from contracts with customers and others:

	2024	2023
Accounts receivable, beginning of year	$ 1,571,872	$ 859,449
Accounts receivable, end of year	$ 237,234	$ 1,571,872

Note 5.   Inventories

Inventories consist of raw materials, work in process, and finished goods related to the Company's manufacturing of ACRE. Inventories consisted of the following at December 31, 2024 and 2023:

	2024	2023
Manufacturing inventories		
Raw materials	$ 3,624,406	$ 3,855,794
Work-in-process	122,814	877,065
Finished goods	2,558,016	2,657,582
	$ 6,305,236	$ 7,390,441

Note 6.   Intangible Asset

The carrying basis and accumulated amortization of the recognized intangible asset consist of the following at December 31, 2024 and 2023.

	2024	2023
License Agreement	$ 7,500,000	$ 10,000,000
Accumulated amortization	(1,845,443)	(1,636,015)
	$ 5,654,557	$ 8,363,985

Amortization expense for each of the years ended December 31, 2024, and 2023 was approximately $209,000 and $336,000, respectively. Estimated future amortization expense are as follows at December 31, 2024:

2025	$ 209,428
2026	$ 209,428
2027	$ 209,428
2028	$ 209,428
2029	$ 209,428
Thereafter	$ 4,607,417

The $10,000,000 License Agreement includes $7,000,000 for the territories of the United States and Canada. In September 2019, Resysta granted the Company an additional option to add the territory of Mexico to the License Agreement for a fee of $3,000,000, which the Company exercised. The option for Mexico was set to lapse automatically and be returned to Resysta if the $3,000,000 fee was not received by September 30, 2022. As of December 31, 2023, the Company had paid $4,500,000 of the $7,000,000 license fee and had accrued a $5,500,000 payable, consisting of the $3,000,000 option for the Mexico territory and $2,500,000 for the original license, which was also due in 2023.

The License Agreement also requires Resysta to provide referral customers or purchase for itself directly a minimum amount of product once the Company reaches certain production thresholds. As of December 31, 2023, the licensor had not purchased enough volume to meet its obligations and may be in noncompliance with the License Agreement. As a result of these circumstances, the Company deferred any further payment pending the resolution of all unresolved issues and possible amendment to the License Agreement.

In September 2022, Resysta alleged breach of the License Agreement entered into between Resysta and the Company on December 10, 2018 and the amendments thereto. Resysta issued a demand for payment in the amount of $5,500,000 under the License Agreement and threatened to file a Request for Arbitration with the International Chamber of Commerce and terminate the Company's License Agreement

In addition to the original license fee, and prior to the Amended Agreement discussed below, the terms of the License Agreement included ongoing royalty fees during the years ended 2023 and prior. Royalty expense included in cost of goods sold was $432,203 during the year ended December 31, 2023.

In January 2024, the Company executed an Amended and Restated License Agreement (Amended Agreement) with Resysta that, among other things, terminated the License Agreement. The Company paid a one-time $3,000,000 payment to Resysta to terminate the License Agreement and settle all outstanding disputes, obligations, and liabilities. The Company obtained an irrevocable and royalty-free license to use and exploit the Resysta "know-how" and the Resysta Patent in North America for a period of 28 years. As a result, the intangible asset and the License Agreement payable were both reduced by $2,500,000 during 2024, and the useful life was reset from 30 years to 28 years beginning January 2024. The royalties payable was settled in full as a result of the Amended Agreement, and no future royalty fees are to be incurred. In conjunction with the settlement of royalties payable, the Company recognized a gain on extinguishment of approximately $1,000,000, which is included within other income on the consolidated statements of operations during the year ended December 31, 2024.

Note 7.   Notes Payable

Notes payable consisted of the following at December 31:

	2024	2023
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $7,976 plus interest beginning February 2023, matures in September 2026, collateralized by equipment.(A)	$ 486,548	$ 582,262
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $223 plus interest beginning February 2023, matures in September 2026, collateralized by equipment.(A)	13,579	16,250

	2024	2023
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $35,883 plus interest beginning February 2023, matures in September 2026 collateralized by equipment.(A)	$ 2,188,869	$ 2,619,466
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $49,603 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.(A)	3,174,603	3,769,842
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $23,809 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.(A)	1,523,810	1,809,524
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $1,984 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.(A)	126,984	150,794
Note payable to a bank, interest at 3.49%, due in monthly installments of $950, matures December 2027, collateralized by a motor vehicle.	-	41,415
Note payable to a bank, interest at 3.49%, due in monthly installments of $956, matures September 2026, collateralized by a motor vehicle.	19,434	30,004
Note payable to a bank, interest at 2.49%, due in monthly installments of $735, matures August 2026, collateralized by a motor vehicle.	-	21,962
Note payable to a bank, interest at 3.75%, due in monthly installments of $10,957, matures October 2025, collateralized by property and equipment.	1,562,072	1,620,701
Note payable to a bank, interest at 3.75%, due in monthly installments of $1,666, matures February 2026, collateralized by a motor vehicle.	22,774	41,494

	2024	2023
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. [(B)]	$ 1,256,839	$ 1,256,839
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. [(B)]	50,000	50,000
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. [(B)]	144,675	144,675
	10,570,187	12,155,228
Unamortized debt issuance costs	(41,574)	(56,174)
Current portion of notes payable	9,106,881	9,067,445
Long-term portion of notes payable	$ 1,421,732	$ 3,031,609

(A) Terms of the loan agreements for this group of notes prohibited prepayment of principal prior to the first anniversary of the note date. All notes with prepayment restrictions have eclipsed their first anniversary. Any prepayments are required to be paid in $500,000 increments.

Effective July 1, 2023, the interest rate changed to 6.50% per annum, which remained in effect through September 30, 2024, at which time the rate reverted to 3.25% per annum.

The Company is subject to certain restrictive financial covenants under the terms of the loan agreements for this group of notes, including a quarterly minimum EBITDA requirement of at least $4,000,000 and a quarterly debt service coverage ratio greater than 1.2 to 1.0. The loan agreements also include customary restrictions with respect to liens, indebtedness, loans and investments, material changes in the Company's business, asset sales or leases or transfers of assets, restricted payments, such as distributions and dividends, mergers or consolidations, and transactions with affiliates.

In October 2023, the agreement was amended and included modified financial covenants under the terms of the loan agreements for this group of notes, including no minimum EBITDA requirement for the calendar quarters ended on September 30, 2023 through June 30, 2024. Beginning with the quarter ended September 30, 2024, a minimum EBITDA of $2,500,000 was required. Beginning with the quarter ended March 31, 2024, the debt service coverage ratio must be greater than 1.2 to 1.0. The Company was required to maintain a minimum cash on hand amount of $10,000,000 for the calendar quarters ended March 31, 2024 through September 30, 2024. The amendment agreement contained a forbearance period that concluded on June 30, 2024. The amendment agreement also allowed the Company to include qualified capital raises successfully completed on or before September 30, 2024 to be included in the determination of minimum EBITDA and cash on hand requirements. As a result, and given the equity raises discussed in Note 10, the Company was in compliance with all financial covenants as of December 31, 2024. However, based on current liquidity and operations, it appears probable that the Company will fail modified debt covenants within 12 months of the consolidated balance sheet date; therefore, this group of notes was presented as current portion of notes payable.

The Company executed New Markets Tax Credit Statements of Representations, Warranties, and Covenants in conjunction with the notes payable included in Note (A) above. The documents outline certain requirements the Company must follow in conducting its business that create the opportunity for the creditor to apply for tax credits generated by investing in the Company.

(B) Terms of the loan agreements for this group of notes prohibit prepayment of principal. Interest is due at maturity.

The notes in this group contain conversion features for Series B preferred shares. If the creditor does not exercise the right to voluntarily convert the notes, the notes automatically convert the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. The Company has reserved 72,575 Series B preferred shares subject to a conversion event. See Note 10.

In conjunction with the notes in this group, the Company entered into a Joinder Agreement to Investors' Rights Agreement and Voting Agreement with the creditor that provide that the creditor will be treated as a beneficial owner of the conversion stock. This agreement provides voting rights and accrual of dividends in the same manner as other Series B preferred stockholders.

Aggregate annual maturities of long-term debt are as follows at December 31, 2024:

	Long-Term Debt (Excluding Leases)
2025	$ 9,106,881
2026	11,792
2027	1,451,514
	$ 10,570,187

Note 8.   Leases

The Company has entered into the following lease arrangements:

Finance Leases

These leases consist of machinery for the use of the Company in manufacturing its ACRE product. Termination of the leases generally are prohibited unless there is a violation under the lease agreement.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Related-Party Lease

The Company pays rent to various related parties that totaled approximately $220,000 and $97,000 for the years ended December 31, 2024 and 2023, respectively. Rent is paid month to month for use of certain housing and warehouse facilities and includes no formal agreement. As a result, payments are expensed when paid.

Short-Term Leases

The Company leases certain office space with expected lease terms are less than 12 months. Total lease expense included in selling, general, and administrative expense for the years ended December 31, 2024 and 2023 was approximately $255,000 and $170,000, respectively.

Quantitative Disclosures

The lease cost and other required information consist of the following for the years ended December 31:

	2024	2023
Lease cost		
Finance lease cost		
Amortization of ROU asset	$ 53,750	$ 38,009
Interest on lease liabilities	5,835	5,732
Short-term lease cost	251,811	170,000
	$ 311,396	$ 213,741
Other information		
Cash paid for amounts included in the measurement of lease liabilities		
Financing cash flows from finance leases	$ 73,798	$ 36,509
ROU assets obtained in exchange for new finance lease liabilities	$ 22,258	$ 188,888
Weighted-average remaining lease term finance leases	3.9 years	4.8 years
Weighted-average discount rate finance leases	2.5%	2.5%

Future minimum lease payments and reconciliation to the consolidated balance sheets consisted of the following at December 31, 2024.

	Finance Leases
2025	$ 70,436
2026	65,848
2027	47,038
2028	35,436
2029	29,082
Total future undiscounted lease payments	247,840
Imputed interest	(20,973)
	$ 226,867

Sustainable Lumber, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024 and 2023

Note 9.   Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various states.

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense consists of the following at December 31, 2024 and 2023:

	2024	2023
Computed at statutory rate (21%)	$ (2,551,843)	$ (2,398,988)
Increase (decrease) resulting from		
Officer life insurance	12,823	12,823
State income taxes	(458,858)	(456,950)
Change in valuation allowance	3,132,600	2,984,524
Other	(134,722)	(141,409)
	$ -	$ -
Deferred tax assets		
Stock-based compensation	$ 162,300	$ 123,500
IRC 174 capitalized expenses	649,300	696,400
Net operating loss carryforward	16,762,400	14,020,000
Other	170,300	46,800
	17,744,300	14,886,700
Deferred tax liabilities		
Depreciation/property and equipment	(2,718,400)	(2,664,800)
Lease liability	(6,200)	(9,100)
Intangible assets	(241,200)	(578,500)
Prepaid expenses	(36,600)	(25,000)
	(3,002,400)	(3,277,400)
Net deferred tax asset before valuation allowance	14,741,900	11,609,300
Valuation allowance		
Beginning balance	(11,609,300)	(8,624,776)
Increase	(3,132,600)	(2,984,524)
Ending balance	(14,741,900)	(11,609,300)
Net deferred tax asset	$ -	$ -

As of December 31, 2024, the Company had unused federal operating loss carryforwards of approximately $67.2 million that may be applied against future taxable income.

Note 10. Capital Stock

Terms of the Company's amended and restated Certificate of Incorporation provide for the following classes of capital stock:

Preferred Stock

The Company has the authority to issue 6,725,520 shares of preferred stock with a par value of $0.0001 per share.

Series A Preferred Stock

The Company has designated 2,800,000 of the preferred shares as Series A preferred stock. Series A stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series A shares are entitled to cumulative dividends at the rate of 8% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series A shares totaled approximately $12,677,000 and $9,951,000, respectively.

Holders of Series A shares may, at their option, convert their interests into Class A common shares based on the original issue price of the Series A shares. At December 31, 2024 and 2023, the Company had reserved 2,413,000 common shares for this purpose.

The Series A preferred shares rank senior to the common shares and pari passu with the Series B and C shares, with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

Series B Preferred Stock

Sustainable Lumber has designated 2,200,000 of the preferred shares as Series B preferred stock. Series B stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series B shares are entitled to cumulative dividends at the rate of 4% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series B shares totaled approximately $3,737,000 and $3,037,000, respectively.

Holders of Series B shares may, at their option, convert their interests into common shares based on the original issue price of the Series B shares. At December 31, 2024 and 2023, the Company had reserved 1,935,537 common shares for this purpose.

The Series B preferred shares rank senior to the common shares and pari passu with the Series A and C shares with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

In conjunction with the convertible notes payable disclosed in Note 7, the Company has reserved 72,575 Series B preferred shares subject to a conversion event. Additionally, because Series B preferred shares may be converted to common shares, the Company has reserved 72,575 common shares for this purpose.

Series C Preferred Stock

Sustainable Lumber has designated 1,725,520 of the preferred shares as Series C preferred stock. Series C stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series C shares are entitled to cumulative dividends at the rate of 4% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series C shares totaled approximately $520,000 and $5,000, respectively.

Holders of Series C shares may, at their option, convert their interests into common shares based on the original issue price of the Series C shares. At December 31, 2024 and 2023, the Company had reserved 862,760 and 215,690 common shares, respectively, for this purpose.

The Series C preferred shares rank senior to the common shares and pari passu with the Series A and B shares with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

During the years ended December 31, 2024 and 2023, the Company received approximately $15,000,000 and $5,000,000, respectively, in equity proceeds. In exchange, the Company issued additional units of Series C preferred stock.

Class A Common Stock

The Company has the authority to issue 29,200,000 shares of Class A common stock with a par value of $0.0001 per share.

The amended and restated Certificate of Incorporation contains, among other criteria, that the voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred shares.

The Company has allocated 1,199,750 Class A common shares for the 2020 Equity Incentive Plan and 968,000 common shares for the 2022 Equity Incentive Plan (Note 11).

Class B Common Stock

The Company has the authority to issue 8,000,000 shares of Class B common stock with a par value of $0.0001 per share.

The amended and restated Certificate of Incorporation contains, among other criteria, that the voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred shares. Class B common shares have ten times the voting power of Class A common shares.

Restriction on Sale of Interests

Holders of Series A, B, and C of preferred stock may not sell, transfer, pledge, assign, or dispose of their shares, except under the conditions in the Company's subscription agreement.

Note 11. Stock Awards

In 2020, the board of directors of the Company approved the 2020 Equity Incentive Plan (2020 Plan). The plan allows for incentive stock options, nonqualified stock options, restricted stock, and restricted stock units. A maximum number of 2,000,000 common shares of stock can be granted through December 31, 2029, with a maximum of 1,500,000 of those shares being incentive stock options. In 2023, the Company reduced the number of shares of common stock authorized for issuance to employees, directors, and consultants by 800,250 shares to a new total of 1,199,750 shares.

In 2022, the board of directors of the Company approved the 2022 Equity Incentive Plan (2022 Plan). The plan allows for incentive stock options, nonqualified stock options, restricted stock, restricted stock units, and stock appreciation rights. A maximum number of 968,000 common shares of stock can be granted through December 31, 2032.

As of December 31, 2024 and 2023, the Company has granted 1,082,000 fully vested restricted stock shares to employees and nonemployees and 259,250 stock options to employees. Options are granted with an exercise price equal to estimated market price of the Company's stock based on recent transactions and have a ten-year expiration and vest as follows:

- 40% two years after grant date
- 20% in years three through five on the anniversary of the grant date

Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the plan agreements).

A summary of the common stock option activity consisted of the following at December 31, 2024 and 2023:

	Shares		Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, January 1, 2023	218,750	$	13.00	8.15
Options granted	-	$	-	
Options exercised	-	$	-	
Options forfeited	(72,000)	$	13.00	
Outstanding, December 31, 2023	146,750	$	13.59	7.15
Options granted	-	$	-	
Options exercised	-	$	-	
Options forfeited	-	$	-	
Outstanding, December 31, 2024	146,750	$	13.59	6.15
Exercisable, December 31, 2024	111,550	$	12.65	

As of December 31, 2024 and 2023, there was $212,722 and $368,140 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan, respectively. That cost is expected to be recognized over a weighted-average period of 1.86 years. During both years ended December 31, 2024 and 2023, the Company recorded $155,417 in award-based compensation expense, which is included within selling, general, and administrative expenses in the accompanying consolidated statements of operations.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior, if any, are considered separately for valuation purposes. The expected term of options granted is the midpoint between the vesting period and contractual term of the option, as allowed by accounting guidance. The risk-free rate for the period of the expected term was based on the U.S. Treasury yield curve in effect at the time of grant. There were no grants in 2023 or 2024.

Phantom Stock

In 2023, the board of directors of the Company approved the 2023 Phantom Stock Plan (Phantom Plan). The Phantom Plan authorizes a maximum of 2,500,000 units to be awarded, each of which will have a value equal to the value of a share of the Company's common stock. Each unit provides the holder a contractual right to receive an amount in cash equal to a liquidation value times the number of vested units on the settlement date.

During 2023, the Company granted 512,174 units as part of the Phantom Plan. The grants contained both service and performance conditions, both of which must be satisfied in order to vest. The service conditions ranged from one year to five years, and the performance condition relates to the occurrence of a liquidity event (*i.e.*, change of control). As a liquidity event is not deemed probable until it occurs and as management determined that there was no value, no compensation expense was recognized related to the liability-classified phantom units during the years ended December 31, 2024 and 2023.

Note 12. Related-Party Transactions

The Company had the following balances and transactions with affiliated entities as of and for the years ended December 31, 2024 and 2023:

	2024	2023
Purchases and reimbursements	$ 389,753	$ 1,670
Accounts payable	$ 11,954	$ 164,264
Rent (see Note 8)	$ 219,561	$ 96,832
Accounts receivable	$ 105,794	$ -

Note 13. Profit-Sharing Plan

In 2023, the Company adopted a 401(k) profit-sharing plan covering substantially all employees. Participants may make contributions to the plan in accordance with applicable regulations and the plan's provisions. The Company can also make additional contributions to the plan at the discretion of the board of directors. The Company's matching contributions to the plan were approximately $150,000 and $190,000 for the years ended December 31, 2024 and 2023, respectively.

Note 14. Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy comprises three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024				
Debt securities				
U.S. Treasury Notes	$ 7,267,550	$ 7,267,550	$ -	$ -
December 31, 2023				
Debt securities				
U.S. Treasury Notes	$ 9,936,359	$ 9,936,359	$ -	$ -

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2024 and 2023.

Available-for-Sale Debt Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections, and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities classified within Level 3 of the hierarchy.

Sustainable Lumber, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2024 and 2023

Note 15. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

Customer Concentrations

For the years ended December 31, 2024 and 2023, one customer made up approximately 41% and two customers made up approximately 52% of total sales, respectively.

Management performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. Management believes trade receivables are well-diversified, thereby reducing potential credit risk. An adequate allowance is maintained for any doubtful trade receivables, and credit insurance is carried on major accounts.

Note 16. Subsequent Events

Subsequent events have been evaluated through April 16, 2025, which is the date the consolidated financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





MODERN·MILL PITCH REVENUE OUR TRACTION MARKET WHAT MAKES US UNIQUE TEAM HOW IT WORKS PERKS INVEST

$7,146,436 RAISED SO FAR

MADE IN THE USA

INVEST IN AMERICAN MADE

Award-Winning Wood Alternative

Modern Mill, A sustainable wood alternative is disrupting a $500 billion market. We've achieved over $20M+ in Revenue in 2024, secured $84 million in funding, and established national distribution, all while fostering environmental responsibility.

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AS SEEN IN

Forbes · This Old House · FAST COMPANY · bob vila · FOX NEWS · dwell · LBM

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MEET MODERN MILL

Makers Of A Sustainable Wood Alternative

Modern Mill is revolutionizing the building materials industry with 100% tree-free, patented wood alternative products. Modern Mill's products address critical market needs such as rising lumber prices, a growing demand for US-made products, and the increasing consumer preference for sustainable building solutions. By offering a durable, and eco-friendly alternative to traditional wood, Modern Mill is leading the charge towards a more sustainable future.

THIS HOUSE IS MADE FROM UPCYCLED RICE HULLS

Modern Mill transforms rice hulls into next-generation building materials that replace wood in most applications, creating sustainable solutions for construction and design.

WHAT CELEBRITIES HAVE TO SAY ABOUT MODERN MILL

DANA WHITE

"Not only is it a brilliant business, but it's great for the planet and it's great for humanity."

DAYMOND JOHN

"This stuff is the real deal...saving the planet. People want to know the story behind it."

*The above testimonials may not be representative of the opinions of others and is not a guarantee of future performance or success.

MADE IN THE USA

Modern Mill products are made in the USA, a competitive advantage against most. Modern Mill manufactures in Fernwood, a historic mill town and an opp zone.

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WHY MODERN MILL?

Over $20M In Revenue In 2024

2021	2022	2023	2024
$5.8M	$11.8M	$19.9M	$20.24M

National Distribution In Place And Used By

Heineken · Chipotle · Marriott · Omni Hotels · Coachella · Menards · The Home Depot

The Heineken ® Greener Bar

Chipotle's Responsible Restaurant

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Recognized By Leading Industry Voices

FOR TRANSFORMING SUSTAINABILITY, DESIGN, AND PERFORMANCE

Modern Mill In The Media

FEATURING DAYMOND JOHN AND DANA WHITE

Hear what Dana White has to say about Modern Mill

The Modern Mill Advantage

HOW MODERN MILL PRODUCTS PERFORM

Modern Mill vs. Wood
- Low maintenance with a limited lifetime guarantee against rotting or splintering
- Cut, screw, nail, or drill with regular tools
- Easier on saw (saw blades) than hardwoods
- No knots or sap lines
- Accepts paint and stain beautifully
- No primer required
- Suitable for direct ground contact
- 100% tree-free, sustainable and renewable

Compared To PVC
- No static cling
- No edge-gluing required
- No plasticky look or smell
- Paint or stain without priming
- Look and feel of real wood

Compared To Composites
- Lightweight yet strong and straight
- Easy on tools and blades
- Won't crack when cut
- Strong screw and nail retention
- No mushrooming, splitting or predrilling
- No harmful dust

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What Makes Modern Mill Products Unique?

REPLACES WOOD IN NEARLY ALL APPLICATIONS · EASY TO USE · SAFE FOR WORKERS · OFFERS FIRE PROTECTION · DURABLE & BEAUTIFUL · ECO-FRIENDLY · LOW-MAINTENANCE · STAINABLE AND ENDLESS FINISHING OPTIONS

Modern Mill products offer sustainability without compromise—the warmth and beauty of wood with the convenience of composites.

Modern Mill products also offer an environmental product declaration, are Clean Air GOLD and contribute to LEED points for sustainable construction.

Certifications Include:

ICC 700-2020 National Green Building Standard® · dbpr Florida

- LEED points
- Fire Protection, WUI Compliant for California (shiplap siding)
- Texas Department of Insurance (TDI) Product Evaluation (shiplap siding)
- FL Building Code compliance (including High Velocity Hurricane Zones) (shiplap siding)
- CA Green Building Code compliance (decking & porch boards)
- ICC 700 National Green Building Standard compliance (decking & porch boards)
- Clean Air Gold Certification for Building Products and Furnitures

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ENVIRONMENTAL IMPACT OF MODERN MILL

WE'RE JUST GETTING STARTED!

17M POUNDS* of rice hulls upcycled/diverted from landfills

100% RECYCLABLE Made with post-industrial materials

MADE IN THE USA Fewer emissions, confidence in human rights, high standards for safety and control

*Stats as of April 1, 2025

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Modern Mill Targets A $500 Billion Total Serviceable Market Across Various Verticals

$13B	Decking & Porches	$13B	Shutters & Fencing
$24B	Siding, Cladding, & Column Wraps	$300B	Indoor Living
$20B	Trim	$52B	Experience & Events
$53B	Outdoor Adjacencies	$35B	Millwork

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Experienced Founders & The Right Team

Founders grew and sold a global raw material trading and distribution group, with cumulative revenues of more than $1B. The management team is invested and incentivized for the long-term.

CHRIS GUIMOND — Co-founder & CEO

DAVID GUIMOND — Co-founder and CFO

KIM DELLAROCCA — Chief Marketing Officer

TONY ELLIS — Chief Revenue Officer

Invest in Modern Mill

- $84 Million of (equity) Raised
- National Distribution and Recognition by celebrities and top brands
- Offers Fire Protection
- More than ($20M in Revenue in 2024)

BE A PART OF THE GREEN BUILDING REVOLUTION

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Terms

Overview

PRICE PER SHARE: $1.88	VALUATION: $450M
DEADLINE: Apr. 30, 2025 at 11:59 PM PDT	FUNDING GOAL: $10K - $5M

Breakdown

MIN INVESTMENT: $376	OFFERING TYPE: Equity
MAX INVESTMENT: $4,999,999.12	SHARES OFFERED: Class 1 Common Stock
MIN NUMBER OF SHARES OFFERED: 5,319	
MAX NUMBER OF SHARES OFFERED: 2,659,574	

Call Right Upon Liquidation event

Exclusive Investor Perks

First Two Weeks

VENTURE CLUB

- Tier 1 — INVEST $1,000 — 5% bonus shares and a Modern Mill hat — INVEST
- Tier 2 — INVEST $5,000 — 10% bonus shares, a Modern Mill t-shirt, and a sample kit — INVEST
- Tier 3 — INVEST $10,000 — 15% bonus shares, a Modern Mill hoodie, and a sample kit — INVEST
- Tier 4 — INVEST $20,000 — 20% bonus shares, a 10% discount on your first Modern Mill retail order up to $100,000*, and a sample kit — INVEST
- Tier 5 — INVEST $50,000 — 25% bonus shares, Dinner for you and a guest with one of our founders in a major US city of your choice in 2025**, a 20% discount on your first Modern Mill retail order up to $100,000*, and a sample kit — INVEST

Volume-Based

- Tier 1 — INVEST $1,000 — 0% bonus shares and a Modern Mill hat — INVEST
- Tier 2 — INVEST $5,000 — 5% bonus shares, a Modern Mill t-shirt, and a sample kit — INVEST
- Tier 3 — INVEST $10,000 — 10% bonus shares, a Modern Mill hoodie, and a sample kit — INVEST
- Tier 4 — INVEST $20,000 — 15% bonus shares, a 10% discount on your first Modern Mill retail order up to $100,000*, and a sample kit — INVEST
- Tier 5 — INVEST $50,000 — 20% bonus shares, Dinner for you and a guest with one of our founders in a major US city of your choice in 2025**, a 20% discount on your first Modern Mill retail order up to $100,000*, and a sample kit — INVEST

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Baudelaire Morancy — I kept reading about SE growth and my investments from 4 years ago is aligned with SE growth.

Baudelaire Morancy — I kept reading about SE growth and my investments from 4 years ago is aligned with SE growth.

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MODERN·MILL

LEGAL DISCLAIMER

INVEST

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Daymond John x Modern Mill

https://www.youtube.com/watch?v=b8_cnCJf6n4

[Music]

I am in the show village with Damon John, so excited to have him here. Damon, thanks for being here again. This is your second time, and I heard you've been walking the floor looking at a whole bunch of different things. What do you think? They told me I had to bring the energy, and I'm bringing the energy. I wait till the camera comes. I'm so excited here. I came here because I wanted to come and see Modern Mill. My buddy Chris is right there.

So we manufacture a sustainable lumber replacement product made from upcycled rice husks in Fernwood, Mississippi, made in the USA. Wait a minute, am I getting an exclusive right now that you are investing in this product? No, I have no vested interest besides the fact that it's made in the USA. It's eco-friendly because it's saving the planet. Did I tell you that Bombas is the number one product invested in Shark Tank history? Did I tell you that? No? Well, I'm going to tell you that again right now. It's just socks, right? There's nothing new about it. But why is it so good? Because people know when they buy a pair, a pair is given away to those in need.

So when people are buying things, they want to know that Modern Mill is not ruining the planet. They feel good and can brag about what they do. When you're a home builder and you're addressing these matters, think about it because people want to know the story behind it.

I'm here in the IBS outdoor exhibits in front of Modern Mill with Chris Kimand, and we are so excited to talk about his product. I don't know if you saw it, but we were interviewing Damon John, and Damon John mentioned your product by name. So Chris, how did that happen?

Damon's become a friend, a huge supporter of what we're doing, loves sustainability, and loves the fact that Modern Mill is addressing deforestation at the highest level. Instead of cutting down trees, we're upcycling rice husks, which is a throwaway agricultural product, and then we turn that into a product that is just like wood. Everything about Modern Mill tries to be a very modern company. It's been very exciting and well received. The adoption has been amazing. We have national coverage now throughout the US, and we've done all that in four years. We're very excited.

I don't know if you know this, but this is the biggest show in 15 years. How's the traffic been so far? Amazing. It was epic today. Just incredible activity, excitement, everybody's passionate about it. They love seeing the product, being able to see it and touch it. Come out and check out Modern Mill. It's unbelievable. You will love the product.

Dana White x Modern Mill

https://www.youtube.com/watch?v=jYNAT2NerpI

Okay, I'm curious on the topic of people pitching you ideas. You were saying people just come in as Shark Tank. What is the one mistake that people make when they pitch you an idea that makes you immediately go, "No, I'm good"?

One mistake people make really depends on the product. I'll tell you an interesting one. This guy just came in and met with me. He's from New England. He already owns the business, and it's kicking ass. But he's looking to expand, and he needs relationships not just here in the United States but globally.

He takes rice husks of rice. I didn't even know rice had a husk, but rice has husks on them. When they get rid of the husk, it's waste and a problem like any other type of waste. He's figured out how to turn rice husks into wood. You wouldn't know the difference between a real wood floor or wood paneling in the house or roof from the wood that's made from this husk.

What's starting to happen is we're getting to a place in the world where the population and everything, if we keep smoking trees the way that we are, we're going to have a huge problem. 50 years from now, it's going to be a huge problem for humanity and the planet. This guy has figured it out.

The bigger problem is places like Saudi Arabia and Abu Dhabi that are expanding and building these unbelievable places. He can actually go in there and do it with this wood that is just as durable as good wood. It looks exactly the same. Any type of wood that you would put in, they can mimic with these rice husks. Unbelievable. What a business. Not only is it a brilliant business, but it's great for the planet and humanity over the next 50 years.

Chip Wade x Modern Mill

https://www.youtube.com/watch?v=KmQSFauTtOo

Chip Wade here at IBS. We're walking across the floor, finding tons of great and amazing new products. I stumbled across Modern Mill. This is a really revolutionary product. I met my friend Chandler here, who has a lot of experience with the finishes and workability, which is super impressive.

This product spans the gap between the benefits of PVC and the beauty and workability of wood, which I've never seen before. And this is all done with rice? That's absolutely right. Everything that this piece of white plastic does, Acre does, but provides the workability of wood, courtesy of our friends, the rice husks.

The US is a net exporter of rice. We manufacture or grow 26 billion pounds of rice a year. This is shaking off every grain of rice. It is thrown in the landfill or used for animal bedding. We take it, blend it with some PVC resins and other ingredients, and we're left with a board that does everything other composites do but looks, feels, smells, works, and most importantly, stains like a piece of wood.

People say it smells like cereal, and that's even better. This is going to be a stable material that won't rot. The downside of PVC is that you can't stain it. Other materials have drawbacks, but because we incorporate the rice husks, it gives more of a grain look too, which is fantastic.

Modern Mill Brand Video

https://www.youtube.com/watch?v=xug8IUKywvA

[Music]

At Modern Mill, we believe the world is ready for a whole new alternative to wood, one that's beautiful, sustainable, and durable all at the same time. A material with all the warmth of real wood but better for the environment, made without touching a single tree.

A material made from upcycled rice hulls in a zero-waste manufacturing environment. The world is also ready for companies that stand behind their promises with durable products guaranteed to resist time and the elements.

We're ready to bring craftsmanship back with a strong but lightweight material you can saw, drill, paint, and stain just like wood using regular woodworking tools.

We're bringing manufacturing back to small-town America with a revitalized mill in Fernwood, Mississippi, investing in its people and community.

At Modern Mill, we're on a mission to show that sustainability doesn't mean sacrificing performance. We believe you can do something that's good for the planet, good for durability, and good for the community all at the same time.

We believe it's an idea the world is ready for.

[Music]

Addtional Video A:

Chris x Daymond John at IBS

Transcript

Close side sheet

0:00

came here because I wanted to come and see Modern Mills my buddy Chris is right

0:03

there right there so we manufacture a sustainable lumber replacement product

0:08

made from upcycle rice husks in Fernwood Mississippi made in the USA wait a

0:13

minute am I getting an exclusive right now that you are investing in this

0:16

product no no no i I I am no vested interest uh besides the fact that it's

0:21

made in the USA okay right it's eco-friendly because he's saving the

0:25

planet and so when people are buying things they want to know like a modern

0:28

mill is not ruining the planet they feel good and they can brag about what they

0:33

do so when you're a home builder and you're and you're addressing these

0:37

matters think about it because people want to know the story behind it of

0:41

Modern Mill with Prrisky Mom and we are so excited to talk about his product

0:45

because I don't know if you saw it but we were interviewing Damon John and

0:50

Damon John mentioned your product by name so Chris how did that happen um so

0:56

so Damon's become a friend huge supporter of what we're doing loves

0:58

sustainability and loves the fact that Modern Mill is addressing deforestation

1:02

at the highest level so instead of cutting down trees we're upycling rice

1:06

husks which are throwaway agricultural product and then we turn that into uh a

1:10

product that is just like wood so everything about us is a modern mill we

1:13

try to be a very modern company and it's been very exciting very wellreceived the

1:17

adoption's been amazing we have national coverage now throughout the US and we've

1:21

done all that in four years we're very excited i don't know if you know this

1:24

but this is the biggest show in 15 years and how's the traffic been so far

1:28

amazing it was It was epic today just incredible activity excitement

1:32

everybody's passionate about it they love seeing the product they love to be

1:35

able to see it and touch it come out and check out Modern Mill it's unbelievable

1:39

you will love the product i'm at my favorite area you know me I'm a prepper

1:45

all this outdoor stuff here and then I ran

1:50

across the modern milk made out of rice

1:57

pus this stuff and saving the planet and this stuff is the real

2:05

deal on a lot out out there on a lot of cuz I know you're from Boston

2:09

Massachusetts area but this stuff is on a lot of like beach homes and stuff

2:14

because it holds up it doesn't decay naturally i know that he had a couple of

2:18

house one house that was uh you know out there where fires were and uh you know

2:23

the fire did didn't didn't rip it up self anyway

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]


AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUSTAINABLE LUMBER, INC.


Sustainable Lumber, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"),

DOES HEREBY CERTIFY:

FIRST: That the name of the Corporation is **Sustainable Lumber, Inc.** The Corporation was originally incorporated under the same name.

SECOND: That the Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 9, 2018.

THIRD: That the Board of Directors of the Corporation has duly adopted resolutions proposing to amend and restate the Corporation's certificate of Incorporation, and that said amendment and restatement was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and that said amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware. This Amended and Restated Certificate of Incorporation amends and restates the provisions of the certificate of incorporation of the Corporation.

FOURTH: That the text of the certificate of incorporation of the Corporation is hereby restated and further amended to read in its entirety as set forth in **Exhibit A** attached hereto.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer, this 27th day of March, 2025.


SUSTAINABLE LUMBER, INC.


By: _____
Christopher Guimond, President

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUSTAINABLE LUMBER, INC.

FIRST: The name of this corporation is Sustainable Lumber, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of the registered agent is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law. The principal purpose of the corporation is to invest in qualified opportunity zone property by the end of the corporation's first qualified opportunity fund year in accordance with Internal Revenue Code Section 1400Z-2(d)(1). The corporation intends to engage, through a first tier operating entity, in a qualified opportunity zone *business* that manufactures plastic compounds and composite dimension lumber and profiles in a qualified opportunity zone.

FOURTH: Effective Immediately upon filing of this Amended and Restated Certificate of Incorporation (this "**Restated Certificate**") with the Secretary of State of the State of Delaware (the "**Effective Time**"), and without further action on the part of the Corporation or any of its stockholders, (i) each then outstanding share of the Corporation's Class A Common Stock shall be and hereby is automatically converted and reconstituted into fifteen (15) shares of Class A Common Stock, which shall be fully paid and nonassessable, (ii) each then outstanding share of the Corporation's Class B Common Stock shall be and hereby is automatically converted and reconstituted into fifteen (15) shares of Class B Common Stock, which shall be fully paid and nonassessable, (iii) each then outstanding share of the Corporation's Series A Preferred Stock shall be and hereby is automatically converted and reconstituted into fifteen (15) shares of Series A Preferred Stock, which shall be fully paid and nonassessable, (iv) each then outstanding share of the Corporation's Series B Preferred Stock shall be and hereby is automatically converted and reconstituted into fifteen (15) shares of Series B Preferred Stock, which shall be fully paid and nonassessable, and (v) each then outstanding share of the Corporation's Series C Preferred Stock shall be and hereby is automatically converted and reconstituted into fifteen (15) shares of Series C Preferred Stock, which shall be fully paid and nonassessable (collectively, the "**Stock Split**"), in each case, as such terms are defined below. Any stock certificate that immediately prior to the Effective Time represented shares of the Corporation's Class A Common Stock, Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock shall from and after the Effective Time be deemed to represent shares of the Corporation's applicable capital stock, as adjusted for the Stock Split, without the need for surrender or exchange thereof. All share amounts, amounts per share and per share numbers set forth in this Restated Certificate have been appropriately adjusted to reflect the Stock Split.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 688,293,631 shares. The Corporation is authorized to issue three classes of stock to be designated, respectively, "**Common Stock**", "**Class 1 Common Stock**" and "**Preferred Stock**". The total number of shares of Common Stock authorized to be issued is 567,714,450 shares, $0.0000067 par value per share, 447,714,450 shares of which are designated as a series of Common Stock denominated "**Class A Common Stock**" and 120,000,000 shares of which are designated as a series of Common Stock denominated "**Class B Common Stock**". The total number of shares of Class 1 Common Stock authorized to be issued is

3,585,511 shares, $0.0000067 par value per share. The total number of shares of Preferred Stock authorized to be issued is 116,993,670 shares, $0.0000067 par value per share.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations, or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. Except as otherwise provided in this Restated Certificate, the Bylaws of the Corporation (the "**Bylaws**"), or as required by applicable law, (i) the holders of Class A Common Stock and Class B Common Stock shall vote together and not as separate series and (ii) the shares of Class A Common Stock and Class B Common Stock shall have the same rights, powers, preferences, privileges and restrictions, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of this Corporation but excluding voting and other matters as described herein), share ratably and be identical in all respects as to all matters, including if this Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock and/or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of Class A Common Stock and Class B Common Stock is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each of the Class A Common Stock and Class B Common Stock, each voting as a separate series. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of the Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of the Common Stock.

2.   <u>Voting</u>.

2.1   <u>Class A Common Stock</u>. Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

2.2   <u>Class B Common Stock</u>. Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

3.   <u>Distributions</u>. In the event of a Deemed Liquidation Event in connection with which the Board of Directors of the Corporation has determined to effect a distribution of assets of the Corporation to any holder or holders of Common Stock, then, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Corporation legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such series is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting as a separate series; <u>provided</u>, <u>however</u>, that holders of Class B Common Stock may receive, or have the right to elect to receive, different or disproportionate consideration from holders of Class A Common Stock in connection with such Deemed Liquidation Event if the only difference in the per share consideration to the holders of Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share of Class B Common Stock have ten (10) times the voting power of any securities distributed to the holder of a share of Class A Common Stock.

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4. Conversion of Class B Common Stock.

4.1 Optional Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) at the option of the holder thereof on the date specified in an affirmative written election of the applicable holder delivered to the Corporation's transfer agent and referencing this Subsection 4.1 or, if later, at the time or the happening of a future event specified in such written election (which election may be revoked by the applicable holder prior to the date on which the automatic conversion would otherwise occur unless otherwise specified by the applicable holder).

4.2 Conversion Upon Transfer. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) upon any Transfer that is not a Permitted Transfer.

4.3 Effect of Conversion. In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section 4, such conversion shall be deemed to have been made at the time that the Corporation's transfer agent receives the written notice required pursuant to Subsection 4.1 or 4.2, as applicable, the time that the Transfer of such shares occurred, or upon the occurrence of any other such event that resulted in such conversion, as applicable. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of such shares of Class B Common Stock shall cease and the holder(s) in whose name(s) the certificate(s) representing the shares of Class B Common Stock are to be issued, if any, shall be treated for all purposes as having become the record holder(s) of such number of shares of Class A Common Stock into which such Class B Common Stock were convertible. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section 4 shall be retired and shall not be reissued.

4.4 Definitions. For purposes of this Section 4:

(a) "**Family Member**" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, stepchildren, siblings and lineal descendants and stepchildren of siblings including, with respect to each of the foregoing, adoptive relationships, of such Qualified Stockholder.

(b) "**Permitted Entity**" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (x) such Qualified Stockholder, (y) one or more Family Members of such Qualified Stockholder and/or (z) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (x) such Qualified Stockholder, (y) one or more Family Members of such Qualified Stockholder and/or (z) any other Permitted Entity of such Qualified Stockholder.

(c) "**Permitted Transferee**" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

(d) "**Permitted Transfer**" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(i) by a Qualified Stockholder to (x) one or more Family Members of such Qualified Stockholder, or (y) any Permitted Entity of such Qualified Stockholder; or

(ii) by a Permitted Entity of a Qualified Stockholder to (x) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (y) any other Permitted Entity of such Qualified Stockholder; or

(iii) that is approved by the Board of Directors of the Corporation to qualify as a Permitted Transfer.

For the avoidance of doubt, to the extent any shares are deemed to be held by a trustee of a Permitted Entity, the Transfer shall be a Permitted Transfer and the trustee shall be deemed a Permitted Entity so long as the other requirements of (i), (ii) or (iii) above, as the case may be, are otherwise satisfied.

(e) "**Permitted Trust**" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) a Family Member of a Qualified Stockholder or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

(f) "**Qualified Stockholder**" shall mean (a) the registered holder of a share of Class B Common Stock, (b) the Founders, as defined in that certain Amended and Restated Voting Agreement, dated as of December 19, 2023, by and among the Corporation and certain stockholders of the Corporation, as amended (the "**Voting Agreement**") or (c) a Permitted Transferee.

(g) "**Transfer**" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity without prior approval by the Board of Directors of the Corporation that such action shall not constitute a Transfer.

5. Reservation. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting conversions of shares of Class B Common Stock into Class A Common Stock, such number of duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all then authorized shares of Class B Common Stock. If at any time the number of authorized and unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then authorized shares of Class B Common Stock, this Corporation shall promptly take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, obtaining the requisite stockholder approval of any necessary amendment to this Corporation's certificate of incorporation then in effect. All shares of Class A Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable shares. The Corporation shall take all such action as may be necessary to ensure that all such shares of Class A Common Stock may be so issued without violation of any applicable law or regulation.

B. CLASS 1 COMMON STOCK

1. Powers, Special Rights and Restrictions of Class 1 Common Stock. The powers, preferences, special rights and restrictions granted to and imposed on the Class 1 Common Stock are as set forth below in this Section B.

2.   Dividend Rights. The holders of shares of Class 1 Common Stock shall not be entitled to receive, out of any assets legally available therefor, any dividends declared by the Board of Directors of the Corporation.

3.   Voting Rights and Powers.

3.1   Except as expressly provided by this Restated Certificate or as required by law, Class 1 Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. Any references to Common Stock in this Restated Certificate in the context of required approvals, consents, or votes of holders of shares of Common Stock shall be deemed to expressly exclude any shares of Class 1 Common Stock.

3.2   The number of authorized shares of Class 1 Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of the Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of the Class 1 Common Stock.

4.   Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Common Stock, then the outstanding shares of Class 1 Common Stock will be subdivided or combined in the same proportion and manner.

5.   Corporation Call Right.

5.1   At any time prior to the consummation of a Deemed Liquidation Event (as defined below), the Corporation shall have the right, but not the obligation, to require any holder of shares of Class 1 Common Stock (each, a "**Relevant Class 1 Common Stockholder**") to sell all or a portion of the shares of Class 1 Common Stock owned (beneficially or of record) by such Relevant Class 1 Common Stockholder (the "**Called Shares**") to the Corporation (the "**Call Right**"), at a price per share equal to, for each applicable Called Share, three times the Class 1 Common Original Issue Price (the "**Purchase Price**") and in accordance with the provisions of this Section 5.

5.2   If the Corporation elects to exercise the Call Right, the Corporation shall notify the Relevant Class 1 Common Stockholder of the Corporation's election by delivering a written notice to the Relevant Class 1 Common Stockholder of the Corporation's election of the Call Right, the Called Shares subject to the Call Right and the Purchase Price (a "**Call Notice**").

5.3   The closing of the purchase of any Called Shares pursuant to the exercise of the Call Right shall occur on (i) the fifth business day following delivery of the Call Notice to the Relevant Class 1 Common Stockholder or (ii) such other date set forth in the Call Notice, if any, as the Corporation may determine in its sole discretion (each, a "**Call Closing**"). At least two business days prior to the Call Closing, the Relevant Class 1 Common Stockholder shall deliver to the Corporation or its designee such documents as are necessary to convey the Called Shares, in form and substance reasonably satisfactory to the Corporation, including customary representations, covenants, indemnities, releases and agreements by the Relevant Class 1 Common Stockholder as the Corporation shall deem necessary. At each Call Closing, the Corporation shall remit the aggregate Purchase Price by wire transfer of immediately available funds to the account designated by the Relevant Class 1 Common Stockholder (or if no such account is designated, to an account for the benefit of the Relevant Class 1 Common Stockholder).

4159-5900-1176.3

5.4   From and after a Call Closing, (i) the Relevant Class 1 Common Stockholder shall no longer have any rights as a holder of the Called Shares and shall only have the right to receive the aggregate Purchase Price, and (ii) the Relevant Class 1 Common Stockholder shall have no rights, and shall not be entitled, to the Class 1 Common Liquidation Amount or any other consideration in connection with any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, with respect to the Called Shares.

5.5   The Called Shares shall be deemed to have been purchased pursuant to this Section 5 whether or not the certificate(s) for the Called Shares have been delivered to the Corporation or the aggregate Purchase Price has been accepted.

5.6   The Board of Directors of the Corporation may freely assign the Corporation's Call Right.

5.7   For purposes of this Section 5, the "**Class 1 Common Original Issue Price**" shall mean $1.88 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class 1 Common Stock.

C.   PREFERRED STOCK

The Board of Directors of the Corporation is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

42,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**", 33,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B Preferred Stock**", and 25,882,800 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series C Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "**sections**" or "**subsections**" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of the Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of the Preferred Stock.

1.   Dividends

From and after the date of the issuance of any shares of Preferred Stock, dividends at the rate of (i) eight percent (8%) per annum of the applicable Original Issue Price per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) and (ii) four percent (4%) per annum of the applicable Original Issue Price per share shall accrue on such shares of Series B Preferred Stock and Series C Preferred Stock (each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) (collectively, the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors of the Corporation and the Corporation shall be under no obligation to pay such Accruing Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the amount of the aggregate Accruing Dividends then accrued on such share of Preferred Stock and not previously paid.

Thereafter, and until such time the holders of the Preferred Stock first receive, or simultaneously receive, aggregate dividends on each outstanding share of Preferred Stock in an amount equal to the Original Purchase Price plus the aggregate Accruing Dividends then accrued and not previously paid, the Corporation may pay, if declared by the Board of Directors of the Corporation in its discretion, an annual cash dividend on shares of Common Stock in an amount not to exceed $0.00667 per share of Common Stock (the "**Cash Dividend**").

The Corporation shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of this Corporation unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock, or rights to acquire shares of Class B Common Stock, as applicable, is declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock, or rights to acquire shares of Class A Common Stock, as applicable is declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date; provided, further, that nothing in the foregoing shall prevent the Corporation from declaring and paying dividends or other distributions payable in shares of one series of Common Stock or rights to acquire one series of Common Stock to holders of all series of Common Stock, or, with the approval of holders of a majority of the voting power of the outstanding shares of each of the Class A Common Stock and Class B Common Stock, each voting as a separate series, from providing for different treatment of the shares of Class A Common Stock and Class B Common Stock.

Upon receipt of aggregate distributions by the holders of the Preferred Stock of one times the Original Purchase Price plus the aggregate Accruing Dividends then accrued on each share of Preferred Stock and not previously paid, other than with respect to the Cash Dividend, the Preferred Stock shall participate in each dividend declared by the Corporation on the Common Stock on an as converted to Class A Common Stock basis, such that the dividend per share of Preferred Stock equals the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Class A Common Stock and (2) the number of shares of Class A Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record

7

date for determination of holders entitled to receive such dividend. The "**Series A Original Issue Price**" shall mean $0.66667 per share, the "**Series B Original Issue Price**" shall mean $1.33333 per share, and the "**Series C Original Issue Price**" shall mean $1.54543 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, an amount per share equal to one times the applicable Original Issue Price, plus any Accruing Dividends, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock, Class A Common Stock, Class B Common Stock, and if the Call Right has not been exercised by the Corporation with respect to any shares of Class 1 Common Stock, Class 1 Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities (other than Class 1 Common Stock) as if they had been converted to Class A Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Liquidation Amount**." The aggregate amount which a holder of a share of Class 1 Common Stock is entitled to receive under Subsection 2.2 is hereinafter referred to as the "**Class 1 Common Liquidation Amount**."

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the voting power of the outstanding shares of Common Stock and Preferred Stock voting together as a single class (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 21 days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

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(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole; or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least 75% of the voting power of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

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2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2   Election of Directors. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the voting power of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3.3   Voting of Directors. Each of the directors who is serving on the Corporation's Board of Directors shall be entitled to one (1) vote on all matters and resolutions presented to the Corporation's Board of Directors; *provided*, *however*, that as long as either of the Founders (as defined in the Voting Agreement) is serving as a director on the Corporation's Board of Directors, each of the Founders (as defined in the Voting Agreement) shall be entitled to three (3) additional votes on each matter or resolution presented to the Board of Directors of the Corporation. Any reference in this Restated Certificate, the Bylaws or the General Corporation Law to a majority or other proportion of directors with respect to establishing a quorum for meetings of the Board of Directors of the Corporation or any committee thereof, or for the requisite vote for director, Board of Directors of the Corporation or committee approval, shall refer to a majority or other proportion of the votes entitled to be cast by such directors in their capacity as members of the Board of Directors of the Corporation or of such committee, as applicable.

4.   Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to (i) $0.66667 for the Series A Preferred Stock, (ii) $1.33333 for the Series B Preferred Stock, and (iii) $1.54543 for the Series C Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2   Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent; and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) or the time of the occurrence of the event on which such conversion is contingent occurs shall be the time of conversion (the "**Conversion Time**"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as

4159-5900-1176.3

practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion; and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall, at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and, if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of the applicable series of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4159-5900-1176.3

4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Original Issue Date**" shall mean the date on which the first share of Series C Preferred Stock is issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Class A Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Class A Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsections 4.5, 4.6, 4.7, or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Class A Common Stock issued upon the conversion of Class B Common Stock;

(vi)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vii)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(viii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger,

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purchase of substantially all of the assets or other reorganization or to a joint venture agreement, <u>provided</u> that such issuances are approved by the Board of Directors of the Corporation;

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation; or

(x) shares of Class 1 Common Stock issued or issuable upon the conversion of any shares of the Corporation's capital stock.

4.4.2 <u>No Adjustment of Preferred Stock Conversion Price</u>. No adjustment in the applicable Conversion Price of the Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of <u>Subsection 4.4.4</u>, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security; or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

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(c)　　　If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security; or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)　　　Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)　　　If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4　　Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price for such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C)$$

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For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   <u>Determination of Consideration</u>. For purposes of this <u>Subsection 4.4</u>, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   <u>Cash and Property</u>. Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Subsection 4.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the

16

conversion or exchange of such Convertible Securities, by the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or, other property (other than a transaction covered by Subsections 4.4, 4.6, or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fourteen (14) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than fourteen (14) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least five (5) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of capital stock of the Corporation to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then all outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate

19

or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least 75% of the voting power of the shares of Preferred Stock then outstanding.

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend, and rescind any or all of the Bylaws of the Corporation,

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such repeal or modification.

4159-5900-1176.3

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Common Stock or Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, stockholder, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, any action asserting a claim against the Corporation, its directors, stockholders, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, stockholders, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iii) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination).

If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any sentence of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

21

Subscription and Adherence Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:
Subscriber understands that %%NAME_OF_ISSUER%%, a Delaware corporation (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Class 1 Common Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% (the "Form C"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Adherence to Proxy Voting Agreement Terms. By subscribing to the Offering and executing this Subscription and Adherence Agreement, Subscriber hereby agrees to adhere to the terms of the Proxy Voting Agreement attached hereto as Exhibit A and included in the Form C Offering Document (the "***Proxy Voting Agreement***") as if it were a "Stockholder" as defined in the Proxy Voting Agreement. Any notice that would be required or permitted to be given to Subscriber under the Proxy Voting Agreement shall be given to undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Proxy

Voting Agreement and will be bound by the terms thereof as if it were a party who is designated as a "Stockholder" thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, Subscriber will not become a party to the Proxy Voting Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to Subscriber.

5. Payment for Securities.
(a) Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent")[a] from Subscriber by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Special provisions for cryptocurrency payments.** Notwithstanding Section 5(a), cryptocurrency payments will be received by the Escrow Agent from Subscriber and converted to U.S. dollars once per day. Once converted to U.S. dollars, Subscriber will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(c) **Transfers upon challenged transactions**. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement, tis Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by Subscriber hereunder and as party to the Proxy Voting Agreement, and neither such purchase nor becoming a party to the Proxy Voting Agreement will contravene with any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. Subscriber has reviewed a copy of the Form C and a copy of the Proxy Voting Agreement. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d) Status of Undersigned.

i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription and Joinder Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S.

Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees: Notwithstanding paragraphs (i) and (ii) above, prior to the effectiveness of a registration statement under the Act, the Securities received by the Subscriber shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Subscription Agreement, unless (a) the Company consents in writing to such a transfer; and (b) the transfer is valid under the Act. These conditions are intended to ensure compliance with the provisions of the Act. A transferring Subscriber will cause any proposed purchaser, pledgee, or transferee of the Securities held by such Subscriber to agree to take and hold such Securities subject to the provisions and upon the conditions specified in this Subscription Agreement.

iv. Each certificate, instrument, or book entry representing the Securities and any other securities issued in respect thereof upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of this section) be notated with a legend substantially in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CONTRACTUAL RESTRICTIONS AMONG THE COMPANY AND ITS STOCKHOLDERS ENTERED INTO UPON SUBSCRIBING FOR THE SHARES. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SUBSCRIPTION AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER, AND IN THAT CASE, ONLY UPON WRITTEN CONSENT OF THE COMPANY.

v. Subscriber consents to the Company making a notation in its records and giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set forth in this section.

vi. The Subscriber, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Subscription Agreement and the restrictions on transferability described herein. Before any proposed sale, pledge, or transfer of any Securities, unless there is in effect a registration statement under the Act covering the proposed transaction, the Subscriber thereof shall give notice to the Company of such Subscriber's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Subscriber's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Securities may be effected without registration under the Act, whereupon the Subscriber, upon written consent by the Company, shall be entitled to sell, pledge, or transfer such Securities in accordance with the terms of the notice given by the Subscriber to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Shareholder distributes Securities to an affiliate of such holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of the Subscription Agreement. Each certificate, instrument, or book entry representing the Securities transferred as above provided shall be notated with the appropriate restrictive legend set forth in this section

f) Uncertified Securities.

i. Subscriber acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives Subscriber's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated securities.

8. Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Manner of Holdings and Revisions to Manner of Holding. Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

10. Obligations Irrevocable. Following the Closing, the obligations of Subscriber shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

13. Waiver of Jury Trial. Subscriber IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts with jurisdiction over the

%%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	%%ADDRESS_OF_ISSUER%%
	E-mail: %%ISSUER_EMAIL%%
	Attention: %%ISSUER_TITLE%%
with a copy to:	Attention: %%LEGAL_NAME%%
	E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	%%VESTING_AS%%
	E-mail: %%VESTING_AS_EMAIL%%
	Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

21. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Subscriber has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%_____ Name:%%VESTING_AS%% %%VESTING_AS_EMAIL%% %%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____ **Legal Name of Entity** By_____%%INVESTOR_SIGNATURES%%_____ Name: %%VESTING_AS%% %%VESTING_AS_EMAIL%% Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%

By____%%ISSUER_SIGNATURE%%_____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Exhibit A to Subscription and Joinder Agreement

Proxy Voting Agreement

See attached

PROXY VOTING AGREEMENT

This Proxy Voting Agreement (the "Agreement") is made as of _____ __, 2025 by and among Sustainable Lumber, Inc., a Delaware corporation (the "Company") and the undersigned stockholder (the "Stockholder").

RECITALS

WHEREAS: The Stockholder holds or is otherwise acquiring shares of Class 1 Common Stock of the Company.

WHEREAS: Pursuant to the Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate"), the holders of Class 1 Common Stock of the Company have no voting rights with respect to the Company, except as otherwise expressly provided for in the Restated Certificate or by law; and

WHEREAS: As a condition of holding capital stock in the Company, the Company is requiring each Stockholder, to vote all such shares of Class 1 Common Stock and any other shares of capital stock of the Company which the Stockholder currently owns or hereafter acquires or as to which the Stockholder otherwise exercises voting or dispositive authority (together all such shares referred to in this sentence and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of such shares, and any other voting securities of the Company subsequently acquired by the Stockholder upon exercise of stock options or otherwise, the "Shares") in the manner set forth herein; and

WHEREAS: Certain Stockholders may become parties to the Agreement hereto by executing a joinder or related agreement (such as a subscription agreement) referencing this Agreement, and shall be bound by the terms herein as if they were original signatories.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Stockholder hereby agree as follows:

AGREEMENT

1.   Voting for the Election of Directors. At each annual meeting of the stockholders of the Company, or at any meeting of the stockholders of the Company at which members of the Board of Directors of the Company (the "Board") are to be elected, or whenever members of the Board are to be elected by written consent or otherwise, the Stockholder agrees to vote (in person, by proxy or by action by written consent, as applicable) with respect to all Shares so as to elect the members of the Board designated in writing by the Proxyholder (as defined below). At any meeting of the stockholders of the Company at which members of the Board are to be removed, or whenever members of the Board are to be removed by written consent or otherwise, the Stockholder agrees to vote or act with respect to the Shares so as to remove any director designated in writing by the Proxyholder.

2.   Voting Agreement On All Matters. The Stockholder hereby agrees with respect to all Shares:

        (a)   In the event that the Proxyholder instructs (or otherwise requests) that the Stockholder vote in favor of any Acquisition (an "Approved Sale"), any Certificate Amendment (as defined below) and/or any Other Matter (as defined below), then the Stockholder shall (i) after receiving notice of any meeting of stockholders of the Company to vote on the approval of an Approved Sale, a Certificate Amendment and/or Other Matter (or, if no notice is required or such notice is properly waived, after notice from the Proxyholder is given), be present, in person or by proxy, as a holder of Shares at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings and (ii) vote (in person, by proxy or by action by written consent, as applicable) all Shares as to which the Stockholder has beneficial ownership or as to which he otherwise exercises voting or dispositive authority

(A) in favor of such Approved Sale or Certificate Amendment, (B) in the case of an Approved Sale, in opposition to any and all other Acquisitions for which a vote is taken while an Approved Sale is still pending that would reasonably be expected to delay or impair the ability of the Company to consummate such Approved Sale, and (C) in the case of an Other Matter, in the manner directed by the Proxyholder. If the Approved Sale is structured as a sale of the stock of the Company, then the Stockholder hereby agrees to sell and shall sell all of his Shares on the terms and conditions approved by the Proxyholder. Subject to applicable laws, the Stockholder shall take all necessary and desirable actions approved by the Proxyholder in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, and (ii) effectuate the allocation and distribution of the aggregate consideration upon consummation of the Approved Sale.

(b)   The Stockholder, on the Stockholder's own behalf and on behalf of the Stockholder's affiliates, successors and assigns, hereby (i) knowingly, intentionally, voluntarily, fully, unconditionally and irrevocably waives any and all appraisal or dissenters' rights, quasi-appraisal or similar equitable remedies with respect to the Shares (any such rights, "Appraisal Rights"), including appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL"), with respect to any Approved Sale and all documents relating thereto ("Approved Sale Documents") and agrees not to seek (or file any petition related to) or exercise any Appraisal Rights that the Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with any Approved Sale, the Approved Sale Documents or the transactions contemplated thereby; (ii) knowingly, intentionally, voluntarily, fully, unconditionally and irrevocably waives the right to receive notice, in accordance with Section 262 of the DGCL, of any right to seek Appraisal Rights in connection with any Approved Sale; and (iii) covenants and agrees not to commence, voluntarily aid in any way, prosecute, assign, transfer or cause to be commenced any claim, action, cause of action or other proceeding to seek any such Appraisal Rights in connection with any Approved Sale.

(c)   The Stockholder, on the Stockholder's own behalf and on behalf of the Stockholder's affiliates, successors and assigns, hereby covenants not to sue or bring, join or participate in any way (including as a member of a class and shall take any action that may be necessary to opt out of any class in any class action) in any arbitration, court, or other action, suit or proceeding (i) challenging any Approved Sale, Approved Sale Documents (or transactions contemplated thereby), Certificate Amendment or Other Matter approved by the Proxyholder, any other matter or transaction approved or rejected by the Proxyholder pursuant to this Agreement or any act, omission, event, or occurrence in connection with any of the foregoing (all matters described in this clause (i), an "Event") or (ii) against the Company, its affiliates or subsidiaries or any present or former director, stockholder, officer, manager, employee or agent thereof with respect to, relating in any way to, or in any way based on or arising from any of any Event or any other act, matter or transaction contemplated by this Agreement, including without limitation (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, any Approved Sale Document or any Certificate Amendment approved by the Proxyholder or (y) alleging a breach of any fiduciary duty against the Company, the Proxyholder, the board of directors of the Company, any director or officer of the Company or any other stockholder of the Company, including any breach of any fiduciary duty in connection with the evaluation, negotiation, approval, authorization or entry into, or initiation of any discussions relating to, this Agreement or any Event or any act or omission by any such person relating to any Event or alleging that any of such persons or entities aided and abetted in a breach of fiduciary duty in connection with any of the foregoing.

(d)   In the event that the Proxyholder instructs (or otherwise requests) that the Stockholder vote against any Acquisition (a "Rejected Sale"), any Certificate Amendment and/or any Other Matter, then the Stockholder shall (i) after receiving notice of any meeting of stockholders of the Company to vote on the Rejected Sale, such Certificate Amendment and/or Other Matter (or, if no notice is required or such notice is properly waived, after notice from the Proxyholder is given), be present, in person or by proxy, as a holder of Shares at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings and (ii) vote (in person, by proxy or by action by written consent, as applicable) all Shares as to which the Stockholder has beneficial ownership or as to which he, she or it otherwise exercises voting or dispositive authority (A) against such Rejected Sale or Certificate Amendment, and (B) in the case of an Other Matter, in the manner directed by the Proxyholder. If the Rejected Sale is structured as a sale of the stock of the Company, then the Stockholder shall not sell any of his or her Shares unless permitted to sell in writing by the Proxyholder.

(e)   The Stockholder agrees that, unless the Proxyholder provide explicit written instruction to vote the Stockholder's Shares under this Agreement or the Proxyholder provide explicit written notice that the Stockholder shall be permitted by the Proxyholder to vote in a manner other than as the Proxyholder instruct, the Stockholder shall abstain from voting any of his, her or its Shares (in person, by proxy or by action by written consent, as applicable) on all matters. The Stockholder agrees not to grant any proxy or power of attorney with respect to any of the Shares other than as provided in this Agreement, deposit any Shares in a voting trust or enter into any arrangement, agreement or understanding with respect to the voting of or granting a proxy with respect to, the Shares, unless specifically requested to do so by the Proxyholder.

(f)   In the event of any proposed Transfer (as defined below) by the Stockholder, subject in each case to compliance with any agreement between the Stockholder and the Company applicable to a Transfer, or to any organizational document of the Company that imposes restrictions on a Transfer, (i) the Stockholder shall inform the Company and the Proxyholder of such Transfer and (ii) the pledgee, transferee or donee shall furnish the Proxyholder and the Company with a written agreement to be bound by the provisions of this Agreement in a form acceptable to the Company. Such Transfer shall not be valid unless and until the Company and the Proxyholder receive such written agreement and any Transfer that is not made in compliance with the terms of this Agreement shall be void ab initio. In the event of any Transfer by the Stockholder, the Stockholder shall inform the Company and the Proxyholder of such Transfer no less than 5 business days prior to such Transfer. Such pledgee, transferee or donee shall be treated as the "Stockholder" for purposes of this Agreement. For avoidance of doubt, the Company shall not permit, recognize or record the Transfer of any of the Shares on its books or issue new certificates representing any such Shares unless and until the person(s) to whom such Shares are to be Transferred shall have executed the written agreement referred to in this Section 2 and any additional agreement required under any other applicable agreements between the parties hereto.

(g)   Notwithstanding the foregoing or anything to the contrary contained herein, to the extent that any provision of Section 2 or any other section of this Agreement conflicts with any provisions of the Investor Voting Agreement regarding an Acquisition (the "Acquisition Provisions"), the Acquisition Provisions (including without limitation any proxies given with respect thereto) shall govern the voting of the Shares with respect to an Acquisition under this Agreement. The Proxyholder shall be bound by any Investor Voting Agreement and shall vote (to the extent Proxyholder holds a proxy) and otherwise act with respect to the Shares as and if required under the Investor Voting Agreement

For purposes of this Section 2:

"Acquisition" shall mean a liquidation, dissolution, or winding up of the Company, which shall be deemed to occur if (i) the Company shall sell, convey, exclusively license or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Company), or any (ii) reorganization, consolidation, merger, stock sale, or asset sale of the Company.

"Certificate" shall mean the Company's Amended and Restated Certificate of Incorporation, as may be further amended and/or restated from time to time.

"Certificate Amendment" shall mean any amendment of the Certificate.

"Other Matter" shall mean any matter, action, ratification or other event other than an Acquisition or Certificate Amendment for which approval of the holders of the Company's stock is sought (either by vote or written consent) or upon which such holders are otherwise entitled to vote or consent.

"Transfer" shall mean and include any direct or indirect sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Shares. In the event the Stockholder is an entity, any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition equity interests in the Stockholder or any direct or indirect affiliate thereof, by any person or entity, shall be deemed to be a Transfer for purposes of this Agreement.

3.   Irrevocable Proxy and Power of Attorney.

(a)   To secure the Stockholder's obligations to vote the Shares in accordance with this Agreement and to comply with the other terms hereof, the Stockholder hereby irrevocably constitutes and appoints the Company's President or, if the Company has no President in office, any other officer designated by the Board of Directors (each, a "Proxyholder") as the Stockholder's true and lawful proxy and attorney, each with the power to act alone and with full power of substitution and re-substitution, to vote or act by written consent with respect to all of the Stockholder's Shares in accordance with the provisions set forth in this Agreement, and to execute all instruments consistent with this Agreement on behalf of the Stockholder. The proxy and power granted by the Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Such proxy and power will be irrevocable for the term hereof and such power is a durable power of attorney. The proxy and power shall not terminate by operation of law and, so long as any party hereto is an individual, will survive the bankruptcy, insolvency, death, incompetency, incapacity or disability of such party or any other individual holder of the Shares and, so long as any party hereto is an entity, will survive the bankruptcy, insolvency, merger, consolidation, conversion, reorganization or dissolution of such party or any other entity holding any Shares. This proxy and power shall be binding on all heirs, successors and assigns of the Stockholder. This proxy and power shall not expire or otherwise be subject to any limitation of time and shall be effective until termination of this Agreement, irrespective of whether such termination occurs more than three years after the date hereof.

(b)   Further, the Stockholder hereby irrevocably constitutes and appoints each Proxyholder as the Stockholder's attorney and agent to execute and deliver, in such Proxyholder's sole discretion, any amendment to, amendment and restatement of, consent relating to or other document contemplated by or relating to, and approve or disapprove any action or transaction relating to or contemplated by, any agreement, instrument or other document to which the Company and the Stockholder are both parties.

(c)   The Stockholder agrees and acknowledges that any document executed by the Proxyholder on behalf of the Stockholder pursuant to this Agreement shall be binding and enforceable against the Stockholder.

4.   Additional Representations, Covenants and Agreements.

(a)   No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked during the term of this Agreement.

(b)   Legends. Promptly after execution of this Agreement, the Stockholder agrees to surrender any stock certificates currently representing the Shares to the Company and requests that the Company cause each certificate representing shares of the Company's capital stock held by the Stockholder or any assignee of the Stockholder to bear the following legend:

"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN STOCKHOLDERS OF THE COMPANY (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY) WHICH INCLUDES PROVISIONS POTENTIALLY RESTRICTING THE STOCKHOLDER'S RIGHT TO VOTE OR TRANSFER HIS OR ITS ENTIRE INTEREST IN THE SHARES EVIDENCED HEREBY, AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT."

(c)   Stock Splits, Dividends, Etc.   In the event of any issuance of the Company's voting securities hereafter to the Stockholder (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such shares shall automatically become subject to this Agreement and shall be endorsed with the legend set forth in Section 4(b).

(d)   Specific Enforcement.   It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order in addition to any other remedy available at law or equity.   Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach and agrees that it will not oppose the granting of an injunction, specific performance, restraining order or other equitable relief to enforce the covenants and obligations contained herein on the basis that any other party hereto has an adequate remedy at law or that such relief is not an appropriate remedy for any reason at law or equity and the other party shall not be required to post a bond or other security in connection with any such order, injunction or restraining order.

(e)   Securities Rules & Regulations.   The Stockholder agrees and understands that the Stockholder, the Company and/or the Proxyholder may become subject to the registration and/or reporting requirements, rules and regulations of the Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, and/or any state and federal securities laws (collectively, the "Securities Laws"). The Stockholder agrees to use his or her best efforts to comply with the Securities Laws and to assist Proxyholder in complying with the Securities Laws in a timely and prompt manner.   Such compliance may include, for example and without limiting the foregoing, the filing and updating and maintaining of Form 13G and/or Form 13D under the Exchange Act of 1934, as amended.

(f)   Proxyholder Acknowledgement and Liability.   Each Proxyholder shall, if requested by the Board of Directors of the Company, sign an acknowledgement in the form attached hereto as Exhibit B or such other form as may be approved by the Board of Directors of the Company. The Proxyholder shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which such party or parties may do or refrain from doing in good faith, nor shall the Proxyholder have any accountability hereunder, except for any such party's own bad faith, gross negligence or willful misconduct.   Furthermore, upon any judicial or other inquiry or investigation of or concerning the Proxyholder's acts pursuant to such party's rights and powers as the Proxyholder, such acts shall be deemed reasonable and in the best interests of the Stockholder unless proved to the contrary by clear and convincing evidence.

5.   Termination.

(a)   Termination Events. This Agreement shall terminate upon the earlier of:

(i)   The liquidation, dissolution or winding up of the business operations of the Company;

(ii)   The execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company.

(b)   Removal of Legend.   At any time after the termination of this Agreement in accordance with Section 5(a), any holder of a stock certificate legended pursuant to this Agreement may surrender such certificate to the Company for removal of the legend, and the Company will duly reissue a new certificate without the legend.

6.   Miscellaneous.

(a)   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Except for (a) an assignment by the Company by operation of law or in connection with an Acquisition (which shall be permitted with only the written consent and notice of the Company) or (b) the appointment of a Proxyholder pursuant to the provisions hereof, this Agreement may not be assigned by the parties without the written consent of the Company.

(b)   Amendments and Waivers. Any term hereof may be amended or waived only with the written consent of the Company and the Stockholder, except where such amendment or waiver shall materially and negatively alter the rights or obligations of the Proxyholder hereunder, in which case any such amendment or waiver shall also require the written consent of the Proxyholder. Any amendment or waiver effected in accordance with this Section 6(b) shall be binding upon the Company, the Proxyholder and the Stockholder, and each of their respective successors and assigns.

(c)   Notices. Notwithstanding anything to the contrary contained herein, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient and received on the earlier of (a) the date of delivery, when delivered personally, by overnight mail, courier or sent by e-mail or fax, or (b) forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address or fax number as set forth on the signature page or on Exhibit A hereto, or as subsequently modified by written notice. Any e-mail communication shall be deemed to be "in writing" for purposes of this Agreement.

(d)   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision(s) in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision(s) shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

(e)   Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(i)   This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. In addition, each of the parties hereto (a) irrevocably agrees that any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement brought by any other party or its successors or assigns will be brought and determined only in the Court of Chancery of the State of Delaware or, if (and only if) the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Complex Commercial Litigation Division of the Superior Court of the State of Delaware or, if (and only if) the Complex Commercial Litigation Division of the Superior Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware, and any appellate court from any thereof, (b) irrevocably submits itself and its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts with regard to any action, suit, claim, investigation or proceeding that arises out of or relates to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court on any basis, including without limitation on on any jurisdictional or venue related grounds or the doctrine of forum non conveniens, (c) agrees that it will not bring any action, suit, claim or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts in the State of Delaware (other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein) and (d) to the fullest extent permitted by law, consents to service being made through the notice procedures set forth in Section 6(c). Each party hereto hereby agrees that, to the fullest extent permitted by law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 6(c) shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby and agrees not to assert (by way of motion, as a defense or otherwise) in any action, suit, claim or proceeding any claim that service of process made in accordance with Section 6(c) does not constitute good and valid service of process. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(ii) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, INVESTIGATION, OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(f) Counterparts and Electronic Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Execution of this Agreement by electronic means agreement shall be valid and binding."

(g) Joinder. Parties may become bound by the terms of this Agreement by executing a joinder agreement or other document, including a subscription agreement, that references and agrees to be bound by this Agreement. Upon such execution, such party shall be deemed a "Stockholder" for all purposes hereunder.(h) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(i) Consent of Spouse. If the Stockholder is married on the date of this Agreement and has resided while married in Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin or Puerto Rico, the Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit A hereto, effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in the Shares that do not otherwise exist by operation of law or the agreement of the parties.

(j) Counsel to the Company; Legal Advice. Each party to this Agreement acknowledges and agrees that Orrick, Herrington & Sutcliffe LLP is acting as counsel solely to the Company and does not represent any party to this Agreement in his or her individual capacity in connection with this Agreement or any other agreement. Each party acknowledges that (a) such party has read this Agreement in its entirety, understands it and agrees to be bound by its terms and conditions, and has been granted the opportunity to ask questions of, and to receive answers from, such party's legal counsel concerning the terms and conditions of this Agreement, (b) such party has been advised to seek independent legal advice and has received such advice or has, without undue influence, elected to waive the benefit of any such advice and (c) such party is entering into this Agreement voluntarily.

(k)   Scope; No Additional Rights. For the avoidance of doubt and notwithstanding anything to the contrary, nothing in this Agreement expands or otherwise provides new voting rights or privileges with respect to the Shares beyond what are expressly provided for in the Restated Certificate, Company bylaws, other written agreements entered into between the Stockholder and the Company, or as otherwise may be required by applicable law.

[Signature Page(s) Follow(s)]

The parties hereto have executed this Proxy Voting Agreement as of the date first written above.

COMPANY:

SUSTAINABLE LUMBER, INC.

By:
Name: Christopher N. Guimond
Title: President

Address:
1140 Frank Oakes Rd.,
McComb, MS 39648

The parties hereto have executed this Proxy Voting Agreement as of the date first written above.

STOCKHOLDER:

[_____]

By: _____
                              (Signature)

Address: _____

E-Mail: _____

Exhibit A

Consent of Spouse

I, _____, spouse of _____, acknowledge that I have read the Proxy Voting Agreement, dated as of _____, to which this Consent is attached as Exhibit A (the "Agreement"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions granting certain rights to certain other holders of capital stock of the Company with respect to the shares of the Company that my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have further sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:

(Signature)

Print Name

EXHIBIT B

PROXYHOLDER ACKNOWLEDGEMENT

This Proxyholder Acknowledgement is made as of the date written below by the undersigned (the "Joining Proxyholder") in accordance with the Proxy Voting Agreement dated as of _____, by and among Sustainable Lumber, Inc., a Delaware corporation (the "Company"), and certain stockholder(s) of the Company (as amended from time to time, the "Proxy Voting Agreement"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Proxy Voting Agreement.

The Joining Proxyholder hereby acknowledges, agrees and confirms that, by its execution of this Acknowledgement, the Joining Proxyholder shall be deemed to be a Proxyholder under the Proxy Voting Agreement as of the date hereof and shall have all of the rights and obligations of a "Proxyholder" thereunder. The Proxyholder hereby certifies that it has read the Investor Voting Agreement and that the voting of the Shares is subject to the provisions of the Investor Voting Agreement. The Joining Proxyholder hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Proxy Voting Agreement applicable to a Proxyholder.

IN WITNESS WHEREOF, the undersigned has executed this Proxyholder Acknowledgement on _____, 20___.

_____
Name:
[Title]

Address: _____

_____

_____

Email: _____